UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2014

On September 5, 2014, the registrant issued a press release pertaining to its results of operations for the three month period ended June 30, 2014. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
	Name:	Sebastián Rivera Martínez
	Title:	Legal Manager

Date: September 8, 2014

cencosud

Second Quarter 2014

In June 2014, Cencosud signed definitive contracts with Scotiabank to jointly develop the financial retail business in Chile. In relation to this transaction and to comply with IFRS rules, Cencosud is from June 2014 reporting its results from discontinued operations (abbreviated as D.O. in this report) from the Chilean financial retail business in the line “Profit (loss) from discontinued operations”.

Revenues rose 5.4% driven by higher sales in the supermarket, department store and financial service businesses.

Positive Supermarket SSS in Chile, Argentina and Peru. Colombian SSS narrows from 1Q14.

Gross profit rose 2.0% YoY; Gross margin down to 26.7% from 27.6% in 2Q13.

Operating income decreased 5.6% in 2Q14 YoY. Excluding the effect of Asset Revaluation, operating income increased 2.4%.

Adjusted EBITDA grew 1.7% YoY and Adjusted EBITDA margin decreased from 6.4% to 6.1% in 2Q14. Excluding one-off charge, Adjusted EBITDA rose 6.3% with stable margin.

Net profit increased 196.2% in 2Q14 reflecting lower non-operating loss (-8.5%) and lower tax expenses (-74.7%).

Contents

Financial Highlights 2Q14 1
Relevant Events 3
Retail Market Commentary 5
Financial Results 6
Overview 2Q14 7
Consolidated Performance 7
EBITDA and Adjusted EBITDA 13
Analysis by Business and Country 15
Financial Services 19
Capex 21
Balance Sheet Summary 21
Debt Amortization Schedule (USD million) 22
Indebtedness 22
Cash Flow Summary 23
Forward Looking Statements 26
Reconciliation of Non-IFRS Measures to (Profit/Loss) 32

Note Regarding Discontinued Operations

In June 2014, Cencosud signed definitive contracts with Scotiabank to jointly develop the financial retail business in Chile. In relation to this transaction and to comply with IFRS rules, from June 2014 Cencosud reporting its results from discontinued operations from the Chilean financial retail business accounted in a single line in the Consolidated Financial Statements. The results from those operations are in one line called "Profit (loss) from discontinued operations" (abbreviated as D.O. in this report) which consolidates the result from the financial service operations from Chile. The Company includes for comparison purposes each line of discontinued operations in the financial retail business segment. These lines are subtracted in the "Others" segment. Therefore results from discontinued operations are shown in one line called "Profit (loss) from discontinued operations".

Financial Highlights 2Q14

- Cencosud revenue increased 5.4% YoY in 2Q14 as a result of higher revenues from all the business divisions. Revenue growth in 2Q14 for the supermarket division was positively impacted bytheEaster Week calendar effect, whichtook place in 2Q in 2014 and in 1Q in 2013. The revenue increase in Department stores includes Paris organic growth in Peru (6 store operation in 2Q14 vs. 3 store operation in 2Q13)as well as positive SSS in Chile. The Financial retail revenue increase reflects higher loan portfolio in Peru, as department stores have a higher credit card penetration than supermarkets. These positive effects were partially offset by a revenue drop of 1.6% that was a consequence of the 27.8% depreciation of the Argentine peso against the Chilean peso[1].

- Gross profit rose 2.0% and gross margin decreased to 26.7% from 27.6% in 2Q13. Gross profit growth was driven by higher gross profit from Supermarket, Home Improvement, Financial Services and Shopping Centers, but was partially offset by a lower contribution from Department Stores. In the case of supermarkets, the result reflects higher gross profit in all countries except Brazil. Including discontinued operations, gross profit rose 2.2% to CLP 731,882 million, with a margin of 27.7%.

- Operating Income decreased 3.1% in 2Q14 when compared to 2Q13 as a result of lower operating income from Department Stores, Supermarkets, Shopping Centers and Financial Services, partially

---

[1] Revenue in Argentina increased 32.5% in local currency in 2Q14, but as a result of the Argentine peso depreciation against the Chilean peso, revenue decreased 1.6%.

cencosud | www.cencosud.com

offset by higher operating income from Home Improvement. Including results from discontinued operations and excluding the revaluation of assets, operating income increased 2.4% in 2Q14 vs. 2Q13.

CLP MM as of June 30th	Second Quarter			Six-Month, ended June 30th		
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	47.626	52.150	-8,7%	117.869	126.771	-7,0%
Home Improvement	19.618	10.893	80,1%	51.772	31.744	63,1%
Department Stores	956	11.722	-91,8%	-3.176	9.478	-133,5%
Shopping Centers	34.880	41.634	-16,2%	77.323	85.917	-10,0%
Financial Services	27.767	28.789	-3,6%	58.913	30.381	93,9%
Others	-44.545	-56.140	-20,7%	-103.761	-74.178	39,9%
OPERATING INCOME	**86.303**	**89.049**	**-3,1%**	**198.940**	**210.114**	**-5,3%**
Operating Margin (%)	***3,3%***	***3,6%***		***3,9%***	***4,3%***	
Operating Income from D.O.	19.510	23.089	-15,5%	41.397	19.433	113,0%
OPERATING INCOME WITH D.O.	**105.813**	**112.138**	**-5,6%**	**240.337**	**229.547**	**4,7%**
Operating Margin (%) with D.O.	***4,0%***	***4,5%***		***4,6%***	***4,6%***	
Revaluation of assets[2]	-5.070	3.875	-230,8%	1.639	17.504	-90,6%
OPERATING INCOME WITH D.O. excluding Revaluation	**110.884**	**108.263**	**2,4%**	**238.698**	**212.043**	**12,6%**
	4,2%	***4,3%***		***4,6%***	***4,3%***	

- Adjusted EBITDA[3]totaledCLP 162,141 million, up 1.7% YoY. This was largely due to higher adjusted EBITDA from the Home Improvement and Shopping Center divisions, partially offset by lower adjusted EBITDA from Department Store, Supermarket and Financial Service divisions. Excluding the impact of a CLP 7.3 billion charge related to a provision in Brazil, Adjusted EBITDA totaled CLP 169,405 million, an increase of 6.3% from a year earlier.

	Second Quarter			Six-months, ended June 30th		
	2014	2013	Δ %	2014	2013	Δ %
EBITDA with D.O.	139.956	134.508	4,1%	301.478	295.859	1,9%
Revaluation of Assets	5.070	-3.875	-230,8%	-1.639	-17.504	-90,6%
Income (loss) from FX variations	3.241	20.319	-84,1%	8.345	24.189	-65,5%
Income (loss) from FX variations with D.O.	**300**	**7.601**	**-96,1%**	**5.839**	**6.014**	**-2,9%**
Result of indexation units	11.815	921	1182,5%	22.140	3.559	522,1%
Result of indexation units with D.O.	**1.759**	**-120**	**-1568,5%**	**3.025**	**85**	**3445,1%**
Adjusted EBITDA	**162.141**	**159.355**	**1,7%**	**339.189**	**312.203**	**8,6%**
Fair Value of Derivatives	-13.175	-1.959	572,6%	-9.473	-6.498	45,8%
Adjusted EBITDA excluding FV derivatives	**148.966**	**157.396**	**-5,4%**	**329.716**	**305.705**	**7,9%**

- Net income including discontinued operations increased 196.2% from CLP 8,446 millionin 2Q13to CLP 25,017 million in 2Q14. This was the result of a lower non-operating loss (-8.5%) and lower tax expenses (-74.7%). Adjusted net income (excluding the revaluation of assets and fair value of derivatives) increased 547.6% from CLP 2,612 million in 2Q13 to CLP 16,912 million in 2Q14.

---

[2] In 2Q14 Cencosud posted a negative impact in its Revaluation of Assets after including the new tax rates included in the Tax Reform currently under discussion in Chile. The project 'Tax reform' as it is today includes two relevant modifications: 1) a stepped up increase in Corporate Income Tax that goes as follows: from 20% to 21% in 2014, 22.5% in 2015, 24.0% in 2016, 25.5% in 2017 and 27% in 2018, and 2) the discontinuing of paid real estate taxes as tax credits for Corporate Income Taxes.

[3] Please see "Reconciliation of Non-IFRS measures" starting on page 31 for a reconciliation of EBIT, EBITDA and Adjusted EBITDA to Profit/Loss. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA is defined as EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect foreign exchange differences, increases (decreases) on revaluation of investment properties and gains or (losses) from indexation. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of revenues.

2

cencosud | www.cencosud.com

CLP MM as of June 30th	Second Quarter 2014	2013	Δ %	Six-Month, ended June 30th 2014	2013	Δ %
OPERATING INCOME with D.O.	105.813	112.138	-5,6%	240.337	229.547	4,7%
Participation in profit of equity method associates	573	1.412	-59,4%	1.883	2.769	-32,0%
Net Financial Costs	-48.727	-47.198	3,2%	-101.781	-107.857	-5,6%
Net Financial Costs from D.O.	-10.159	-7.937	28,0%	-18.664	-15.673	19,1%
Income (loss) from FX variations	-3.241	-20.319	-84,1%	-8.345	-24.189	-65,5%
Income (loss) from FX variations from D.O.	-300	-7.601	-96,1%	-5.839	-6.014	-2,9%
Result of indexation units	-11.815	-921	1182,5%	-22.140	-3.559	522,1%
Result of indexation units from D.O.	-1.759	120	-1568,5%	-3.025	-85	3445,1%
NON OPERATING INCOME	-75.427	-82.444	-8,5%	-157.912	-154.607	2,1%
Income Before Income Taxes, from C.O.	30.386	29.694	2,3%	82.426	74.939	10,0%
Income Taxes	-3.913	-19.686	-80,1%	-18.123	-46.752	-61,2%
Income Taxes from D.O.	-1.457	-1.563	-6,8%	-2.774	464	-697,5%
NET INCOME	25.017	8.446	196,2%	61.529	28.651	114,8%

	Second Quarter 2014	2013	Δ %	Six-months, ended June 30th 2014	2013	Δ %
Net Income with D.O.	25.017	8.446	196,2%	61.529	28.651	114,8%
Revalue of Assets	-5.070	3.875	-230,8%	1.639	17.504	-90,6%
Fair Value of Derivatives	13.175	1.959	572,6%	9.473	6.498	45,8%
Adjusted Net Income	16.912	2.612	547,6%	50.417	4.650	984,3%

Performance in Brazil

Revenues in Brazil decreased 0.7% in local currency and SSS at supermarkets were -3.7% as a result of -3.8% in Gbarbosa, -1.9% in Bretas and -6.0% in Prezunic, partially offset by a 3.5% SSS growth in Perini. Gross margin in Brazil was affected by a negative World Cup effect as a result of higher sales of low margin products such as beer, meat and electro. Additionally, shrinkage increased at Prezunic by 66 bps as a result of the implementation of the SAP platform. The Company has improved its calculations for shelf life of perishables and costing for store-made products. Higher SG&A over sales in Brazil is related to higher expenses YoY and the Supermarket's provision in Brazil (one-time effect of CLP 7,264 million included in SG&A expenses).

Lower results from Brazil are related to lower performances atPrezunic and Bretas, as a consequence of increased shrinkage and low product availability at stores, partially offset by improvements in Gbarbosa. Additionally, results from Brazil were affected by a one-time provision of CLP 7,264 million in SG&A.

In 2Q14 the Company changed the management structure in Brazil, through the appointment of a new CEO´s for each of the three flags and the removal of the former Bretas COO. This was in order to provide greater autonomy, flexibility and accountability for each flag while increasing responsiveness to changing market conditions. The focus of management per flag for the second half of the year will be the following.

- Bretas: the focus will be increase in sales. Some of the measures taken to achieve this are revamping of brand communication / weekly promotional strategy; Implementation of the Basic Card Price Items; re-devised price perception studies; adopt Category Management (efficient Mix). When it comes to COGS the Company is focusing on reviewing Theoretical Margins across categories; top to top meetings with key local suppliers; focus on categories with greater margin contribution. Additionally, Cencosud is improving sourcing processes to step forward on product availability through better sourcing management at the store level, increased centralization and improved stock availability at the distribution center level. Management follows from up close the progress being made in the turn-around of negative EBITDA stores, and has defined a new policy for promotional activities (TV – Inserts – Blades).In addition to the above mentioned changes, a significant change was introduced in the Bretas' team, which aims to bring Bretas closer to Cencosud's culture. Two new COO's which report

3

cencosud | www.cencosud.com

directly to Bretas CEO, both with extensive experience in the Company, were appointed to operate the 90 Bretas stores. In addition, new Commercial, Marketing and Supply Chain leaders where appointed.

- Prezunic: The focus is in the recovery of SSS (focus on the most important categories, competitive pricing and the revamping of the promotional strategy). On the Supply Chain side the Company has appointed new supply chain managers and category managers, in addition to a cleaning assortment. On the commercial side the Company has also performed a revision of store clusters and benchmarked against competitors, fine-tuning inventory on a monthly basis. Additionally, Prezunic need's to keep training people on the SAP platform, to narrow operational GAPs and extract further synergies from its usage.
- GBarbosa: the focus is in sales through a redefinition of communicational activity addressed to each city in particular; in revamping the commercial strategy leveraging on specific food-products and categories to draw traffic across regions; in order to increase product availability in the stores, GBarbosa designed a recovery plan for the states of Alagoas and Ceará as well as reengineering the main supply chain processes at the Distribution Center level.

RelevantEvents

- On September 4th the company held a bondholders meeting in order to submit to bondholder approval the amendment to these covenants. Holders for issuances 443 and 530 were called and the matter was submitted to a vote. The amendment to the issuance was successfully approved for issuance 530, which represents approximately USD 350 million of Cencosud debt while bondholders for line 443 failed to approve the amendment. The latter is an issuance for around USD 400 million callable at par. At this time the Company is assessing whether to call the bonds or to hold a second meeting and submit the matter to approval once again.

  With this outcome, the requirements are fulfilled for the completion of the agreement with Scotiabank for the joint development of the credit card business in Chile.

- The multiplier for the Accident Prevention Factor (FatorAcidentário de Prevenção or "FAP") for the purpose of payment of contribution originally called Workers' Compensation Insurance (SeguroAcidente do Trabalho or "SAT"), currently named Occupational Accident Risk (RiscoAcidente do Trabalho "RAT"), had its calculation methodology changed by Decree No. 6957 on 9.9.2009, ranging from 0.5 to 2.0, according to indexes calculated and disseminated by the INSS for each company, becoming effective from January 2010. Following this change the Company filed a writ of mandamus with application for preliminary injunction, questioning the incidence of FAP in RAT. The company obtained an injunction to guarantee the provisional suspension of such incidence. In April 2010, the injunction was kept in 1st Instance judgment, which ensured the continued non-payment of the RAT with the incidence of FAP. On 23/08/2011, the decision was revoked on 2nd Instance through resource INSS. The Supreme Court, considering the various repetitive appeals on the matter, pursuant to his art. 543-C, CPC, stated the issue as of public interest and the general implications of its decision, without considering the request for a stay. This came under discussion in the last session of the Supreme Court judgment, but was removed to federal prosecutors' manifestation, which had not been subpoenaed.Given the current stage of legal proceedings the company is deciding to provision the following amounts CLP 7,264 million under Brazil Supermarkets SG&A.

- During the second quarter of 2014 Cencosud had the following net openings:

Country	Format	Opening Date	Selling Space (m^2)
Chile	1 Supermarket	April 17th	1.578
Argentina	1 Hypermarket	June 19th	5.323
Brazil	1 Supermarket	June 27th	1.468
Colombia	1 Home Improvement	June 11th	5.102

4

cencosud | www.cencosud.com

1 Home Improvement

June 19th

5.403

18.875

On August 1st, Moody’s affirmed Cencosud’s Baa3 ratings and maintained the negative outlook for all ratings. Moody’s mentioned Cencosud’s solid market positions, geographic diversification, increasing focus on the defensive food retail business and its potential for further growth and margin expansion going forward.

On June 20th, Cencosud signed final contracts with Scotiabank for the joint development of financial retail operations in Chile in a 15-year partnership. Under this transaction, Scotiabank purchased 51% of the shares in CencosudAdministradora de Tarjetas S.A. (CAT) for a total amount of USD 280 million and Scotiabank would provide funding for 100% of the receivables portfolio for approximately USD 1,000 million. On August 13th, Cencosud filed documentation to local banking regulator, the Superintendence of Banks and Financial Institutions (SBIF).

On May 27th, Cencosud won the award for Highest Traded Volume in 2013 and Best Investor Relations

2013 in the High Market Liquidity category the 2014 TOP 100 Ranking carried out by Capital Magazine and Santander GBM.

Retail Market Commentary Chile

Chile’s economy decelerated in the second quarter, with GDP growing only 0.2% from the previous three months and 1.9% from a year earlier, according to the Central Bank in Santiago. After a strong performance in the 1st Quarter, retail sales grew at a slower pace in the 2nd Quarter, rising 1.6% YoY in April, 4.9% YoY in May, and 2.3% YoY in June, according to the National Statistics Institute. The Adimark consumer confidence index fell throughout the quarter from 52.6 points in April to 49.2 points in June, a level 7.2% lower than June of last year. Slowing growth and inflation resulted in the Central Bank cutting its benchmark lending rate to 3.75% in July after keeping the rate at 4% from April to June.

Despite a slowing macroeconomic environment, Cencosud Chile achieved strong results this quarter. Supermarket SSS grew at a rate of 5.5%, Department Store at 3.4% and Home Improvement posted a SSS increase of 3.1%

Argentina

Shopping center sales in Argentina rose 41.5% YoY in April measured in current prices, although they declined 1% MoM. Supermarket sales rose 43.4% YoY in April measured in current prices, but they also saw a decline of 1.9% MoM.

Consumer confidence grew throughout the quarter but still remains low. At 41.92 points in June, the index rose from a level of 36.69 in April, but was still lower than the 44.49 points it stood at in June 2013. Higher consumer prices have hurt confidence, rising 15% in the six months ending June 30, according to the Argentina National Statistics and Census Institute.

Like the industry, Cencosud posted strong nominal growth in the quarter. Supermarket SSS grew 33.3% and Home Improvement posted an SSS increase of 25.6%.

cencosud | www.cencosud.com

Brazil

Brazil´s GDP contracted once again in the second quarter, as GDP shrank by 0.6% from the first quarter. Revised estimates indicate that Brazil's GDP contracted 0.2% in the first three months of the year. Reflecting an increasingly weak economy, supermarket sales in Brazil faded throughout the second quarter, ending the quarter with growth of 1.3% YoY in June, according to the Brazilian Association of Supermarkets.

Brazil's consumer confidence continues to weaken. The consumer confidence index, measured by the Getulio Vargas Foundation, fell to 102.8 in May, the lowest in more than four years, though it subsequently improved to 103.8 in June.

Cencosud's Brazil's supermarket SSS fell 3.7% this quarter as a result of -3.8% in Gbarbosa, -1.9% in Bretas and -6.0% in Prezunic, partially offset by a 3.5% SSS growth in Perini.

Peru

For this year, Peru's GDP is expected to expand approximately 5%, according to a survey of economists from the central bank in Lima. GDP grew 1.7% for the second quarter YoY, according to the National Institute of Statistics and Information (INEI). Activity in the retail sector was solid in the quarter, with YoY growth in retail activity of 3.5% in April and 3.4% in May.

Cencosud Peru's results were strong and ahead of these trends, with supermarkets posting 6.3% SSS growth in the second quarter.

Colombia

Retail sales in Colombia rose 7.2% YoY in April and 8.1% YoY in May (including vehicle sales) according to the National Statistics Administration in Bogota. In June, 38% of retailer respondents said their sales were better than expected, 34% as expected, and 28% worse than expected according to a survey by Fenalco.

Cencosud Colombia's supermarket SSS declined 4.6% and home improvement SSS declined 3.6% in the second quarter, both incremental improvements over SSS from the previous quarter.

Financial Results

All figures are in Chilean pesos (CLP), except as otherwise provided, and presented in accordance with International Financial Reporting Standards (IFRS). Variations (%) refer to the comparison between 2Q14 and 2Q13.

The exchange rates at the end of June 2014 and June 2013, and the variations between 2Q14 and 2Q13 were:

Exchange Rate	06/30/2014	06/30/2013	% change June 2014 vs. June 2013
CLP / USD	552,7	507,2	9,0%
CLP / AR$	68,0	94,2	-27,8%
CLP / Colombian	0,29	0,26	11,5%
CLP / Peruvian Nuevo Sol	197,6	182,4	8,3%
CLP / Brazilian Real	249,8	227,4	9,8%

6

www.cencosud.com

Overview 2Q14


Revenues (in CLP MM)
2.468.439
2.538.156
2.508.008
2.643.000
2.501.304
2.863.289
1Q13 1Q14 2Q13 2Q14 3Q13 3Q14 4Q13 4Q14


Adjusted EBITDA (in CLP MM)
152.848
177.048
159.355
162.141
163.509
252.652
1Q13 1Q14 2Q13 2Q14 3Q13 3Q14 4Q13 4Q14

Figures in local currency	2Q 2014	2Q 2013	Change (%)
Revenues (M$ CLP)	2.586.171	2.452.878	5,4%
Revenues including discontinued operations (M$ CLP)	2.643.000	2.508.008	5,4%
Chile (M$ CLP)	1.001.223	951.226	5,3%
Brazil (BRL)	2.151.153	2.165.682	-0,7%
Argentina (ARS)	8.845.602	6.677.593	32,5%
Peru (PEN)	1.132.584	1.032.033	9,7%
Colombia (COP)	941.560.989	931.182.257	1,1%
Operating Results (M$ CLP)	86.303	89.049	-3,1%
Operating Results including discontinued operations (M$ CLP)	105.813	112.138	-5,6%
Net Income including discontinued operations (M$ CLP)	25.017	8.446	196,2%
Stores	1.149	1.117	2,9%
Selling Space (m^2)	4.263.041	4.134.082	3,1%
Employees (full time-basis)	148.878	154.979	-3,9%
Chile	59.411	62.860	-5,5%
Brazil	33.729	34.985	-3,6%
Argentina	27.238	27.798	-2,0%
Peru	14.785	15.212	-2,8%
Colombia	13.715	14.124	-2,9%

Consolidated Performance

Revenues[4]

CLP MM as of June 30th	Second Quarter			Six-Month, ended June 30th		
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	1.982.708	1.870.040	6,0%	3.888.918	3.732.267	4,2%
Home Improvement	280.400	276.567	1,4%	572.683	555.807	3,0%
Department Stores	244.585	230.716	6,0%	458.653	436.259	5,1%
Shopping Centers	51.357	51.323	0,1%	99.864	96.808	3,2%
Financial Services	83.854	74.678	12,3%	157.391	146.486	7,4%
Others	-56.733	-50.447	12,5%	-102.313	-99.731	2,6%
REVENUES	**2.586.171**	**2.452.878**	**5,4%**	**5.075.196**	**4.867.895**	**4,3%**
Revenues from D.O.	56.829	55.130	3,1%	105.960	108.552	-2,4%
REVENUES WITH D.O.	**2.643.000**	**2.508.008**	**5,4%**	**5.181.156**	**4.976.447**	**4,1%**

[4] 2013 revenue for the Supermarket, Shopping Center, Financial Service and Others divisions were modified to reflect a change in Peru's and Colombia's reporting. Previously, Peru reported both Supermarket and the Corporation Division ("Others") in the same segment (supermarkets), and they are now separated. Additionally, Colombia reported the Corporation and other businesses consolidated in the Supermarket division (Except for Home Improvement), and they are now separated between Supermarket, Shopping Centers and Financial Services. Mentioned changes meant a decrease of CLP 1,533 million in Peruvian supermarket revenue, a decrease of CLP 652 in Peruvian segment "Others" and a CLP 1,346 million decrease in Colombia's Financial Services. All three decreases were offset by the consequent increase of CLP 1,378 million in Colombian supermarket revenue, CLP 1,761 million in Peruvian shopping center revenue and CLP 425 million in Peruvian Financial Service revenue.

7

cencosud | www.cencosud.com

Consolidated revenues, including D.O., were CLP 2,643 billion in the second quarter of 2014, compared with CLP 2,508 billion in the second quarter of 2013, an increase of 5.4% or CLP 134,992 million.

Supermarket revenue increased 6.0% (CLP 112,667 million) in 2Q14 YoY, reaching CLP 1,983 billion, driven by higher revenues in Chile (CLP 37,676 million, up 7.1%), Brazil (CLP 26,753 million, up 5.3%), Colombia (CLP 25,768 million, up 11.3%) and Peru (CLP 24,346 million, up 13.8%), partially offset by lower revenues from Argentina (CLP (1,875) million, down 0.4%) as a result of the devaluation of the currency against the Chilean peso (27.8% YoY). Argentine revenue increased 31.1% in local currency. The Company had 21 net openings in the region since June

2013 and positive SSS across all markets but Brazil and Colombia. In the case of Brazil, negative SSS are driven by a negative World Cup effect and the negative performance of Prezunic (-6.0% SSS). On the other hand, Colombia continues to show a positive trend, consistently reducing its negative SSS performance, reaching -4.6% in 2Q14 from -6.6% in 1Q14, -9.4% in 4Q13 and -13.9% in 3Q13.

Home Improvement revenues increased 1.4%, or CLP 3,833 million YoY, reaching CLP 280 billion in 2Q14. Cencosud posted stronger sales across Chile and Argentina in local currency, mainly due to the opening of 1 Easy store in Chile, 3 stores in Argentina, and positive SSS of 3.1% and 25.6% respectively. In Argentina, the increase in sales in local currency was more than by the offset by the negative effect of the 27.8% currency devaluation. In the case of Colombia, the 53% increase in sales was driven by the opening of 4 new stores.

Department Store revenues totaled CLP 245 billion, up 6.0% or CLP 13,869 million YoY, driven by Paris’ Peru growth, which opened 3 new stores since 2Q13 adding CLP 6,586 million of sales versus the same period in 2013. Revenue increase reflects a 3.4% increase in SSS in Chile, explained by a more moderate SSS growth from Johnson stores and improved SSS in Paris driven by higher traffic. In the case of Peru, negative SSS is the result of a challenging comparison basis since the month of opening creates highexpectations. Isolating this effect, SSS were positive. Shopping Center revenues were almost flat expanding0.1% (CLP 34 million) YoY in 2Q14, reaching CLP 51,357 million, driven by a 46.6% increase in Colombia (CLP 807 million), a 14.7% increase in Peru (CLP 535 million) and a 0.4% increase in Chile, offset by a 8.3% decrease in Argentina. The increase in Colombia is related to the inclusion of ancillary stores in the shopping centers segment that were consolidated in the supermarket division in 2013. The increase in Peru reflects an improved performance of Mall Plaza Lima Sur. The slight increase in Chile reflects the incorporation of Portal Temuco’s third floor and Costanera Center still growing at double digit offset by lower sales on Portal Ñuñoa after the opening of Mall Plaza Egaña. Effects mentioned above were partially offset by lower revenues from Argentina, as a result of the currency depreciation. In local currency, Argentina Shopping Centers increased revenues by 21%.

Financial Services revenues increased 12.3%, or CLP 9,176 million, YoY, to CLP 84 billion. This reflected a revenue increase of 87% from the Peruvian operation (CLP 5,082 million) as a result of the portfolio’s growth since 2Q13. Additionally, Cencosud posted a 31% increase in Argentina (CLP 3,370 million) despite the 27.8% currency depreciation and a 26% increase in Colombia (CLP 434 million).

cencosud | www.cencosud.com

Gross Margin[5]

Gross margin including discontinued operations decreased 86 bps in 2Q14 to 27.7% from 28.6% in 2Q13, reflecting lower margins in Supermarkets, Department Store and Shopping Center divisions, partially offset by higher margins in the Home Improvement and Financial Service divisions. Excluding discontinued operations, gross margin decreased 90 bps, from 27.6% in 2Q13 to 26.7% in 2Q14.

CLP MM as of June 30th	Second Quarter 2014	Second Quarter 2013	Δ %	Six-Month, ended June 30th 2014	Six-Month, ended June 30th 2013	Δ %
Supermarkets	467.515	456.830	2,3%	920.492	911.312	1,0%
Home Improvement	95.666	86.711	10,3%	199.324	176.872	12,7%
Department Stores	62.341	70.265	-11,3%	115.668	125.782	-8,0%
Shopping Centers	45.478	45.136	0,8%	89.376	84.467	5,8%
Financial Services	61.846	53.989	14,6%	112.313	99.885	12,4%
Others	-43.274	-36.914	17,2%	-73.749	-66.362	11,1%
GROSS PROFIT	**689.573**	**676.016**	**2,0%**	**1.363.423**	**1.331.956**	**2,4%**
Gross Margin (%)	***26,7%***	***27,6%***		***26,9%***	***27,4%***	
Gross profit from D.O.	42.309	40.150	5,4%	75.933	73.189	3,7%
GROSS PROFIT including D.O.	**731.882**	**716.166**	**2,2%**	**1.439.356**	**1.405.145**	**2,4%**
Gross Margin (%) including D.O.	***27,7%***	***28,6%***		***27,8%***	***28,2%***	

- Supermarket gross margin decreased from 24.4% in 2Q13 to 23.6% in 2Q14, as a consequence of a lower gross margin in Brazil 22.4% in 2Q13 versus 19.2% in 2Q14 and to a lesser extent, due to lower margins in Chile and Colombia which narrowed from 25.0% and 19.8% in 2Q13 to 24.0% and 19.3% in 2Q14 respectively. Excluding our Brazilian operation, gross margin remained stable at 25.2%, reflecting improved performance in Argentina and Peru offset by lower margins from Chile and Colombia.
  - Gross margin in Brazil was hurt by a negative Word Cup effect as a result of higher sales of low margin products such as beer, meat and electronics. Additionally, shrinkage increased at Prezunic in 66 bps as a result of SAP implementation. The Company has improved its calculations for shelf life of perishables and costing for store-made products.
  - Lower margins from Chile resulted from a more competitive environment, higher shrinkage and lower revenues from openings.
  - In the case of Colombia as a consequence of the sale of private label products under the Carrefour program made during 2Q13, which went against goodwill related to the purchase of said operation.
  - Argentina and Peru, improved gross margin as a result of better conditions with suppliers and a more effective promotion activity.
- Home Improvement gross margin rose from 31.4% in 2Q13 to 34.1% in 2Q14, as a result of increased gross margin in Argentina and in Chile, partially offset by a decrease in Colombia. Better margins from Argentina (from 35.1% in 2Q13 to 40.5% in 2Q14) are a result of a more flexible pricing environment. In Chile, the improvement to 27.0% from 26.5% is related to a better

[5] 2013 gross profit for the Supermarket, Shopping Center, Financial Service and Others divisions were modified to reflect a change in Peru's and Colombia's reporting. Previously, Peru reported both Supermarket and the Corporation Division ("Others") in the same segment (supermarkets), and they are now separated. Additionally, Colombia reported the Corporation and other businesses consolidated in the Supermarket division (Except for Home Improvement), and they are now separated between Supermarket, Shopping Centers and Financial Services. Mentioned changes meant a decrease of CLP 1,344 million in Peruvian supermarket gross profit, a decrease of CLP 517 in Peruvian segment "Others", a decrease of CLP 1,346 million in Colombia's Financial Services and a decrease of CLP 329 million in Colombia Shopping Centers. All decreases were offset by the consequent increase of CLP 1,675 million in Colombian supermarket revenue, CLP 126 million in Peruvian Department Stores, CLP 1,223 million in Peruvian shopping center gross profit and CLP 512 million in Peruvian Financial Service gross profit.

9

cencosud | www.cencosud.com

performance in the retail segment. Lower margins in Colombia (from 25.3% to 23.8%) are related to higher distribution costs associated to the increased size of the store network.

- Department Stores gross margin decreased from 30.5% in 2Q13 to 25.5% in 2Q14, as a result of lower gross margins in the Chilean operations that decreased from 30.4% in 2Q13 to 26.0% in 2Q14, due to the devaluation of the Chilean peso against the US dollar, a more competitive environment and a higher contribution from television sales as a result of the World Cup, which have lower margins when compared to apparel and other non-apparel areas. This decrease is also driven by a drop of 11.9% in gross profit in Peru, explained by the cost of establishing logistic capacity for 10 stores while having only 6 open and the constitution of start-up provisions.
- Shopping Centers gross margin increased to 88.6% from 87.9% in 2Q13, mainly due to an improved performance across all real estate operations excluding Argentina. In the case of Colombia, gross margin increased from 95.1% in 2Q13 to 95.6% compared to the same period in 2014 due to the addition of ancillary GLA to the shopping centers division. In Peru, gross margin increased from 82.9% in 2Q13 to 89.0% in 2Q14 as a result of higher revenues and a higher cost control. Chile's gross margin increased from 93.7% in 2Q13 to 95.6% in 2Q14 as a result of continuing growth of Costanera Center as well as positive performance in other Shopping Centers. In Argentina gross margin decreased to 78.6% in 2Q13 to 74.4% compared to the same period in 2014, reflecting weaker consumption as a result of the macroeconomic conditions in the country.
- Financial Services gross marginrosefrom72.3% in 2Q13 to 73.8% in 2Q14, reflecting higher margins in Chile and Argentina, which increased to 76.1% and 88.4% in 2Q14 from 72.7% and 79.3% in 2Q13, respectively. These improvements were related to the portfolio growth during the period, and were partially offset by a lower margin in Peru, which decreased to 35.3% in 2Q14 from 42.8% in 2Q13, due to higher risk.

Selling, General and Administrative Expenses (SG&A)[6]

CLP MM as of June 30th	Second Quarter			Six-Month, ended June 30th		
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	-422.828	-407.614	3,7%	-807.587	-790.546	2,2%
Home Improvement	-76.440	-75.915	0,7%	-148.000	-145.265	1,9%
Department Stores	-61.806	-58.586	5,5%	-120.809	-116.383	3,8%
Shopping Centers	-5.580	-7.346	-24,0%	-13.803	-16.100	-14,3%
Financial Services	-34.082	-25.178	35,4%	-53.501	-69.498	-23,0%
Others	-19.077	-16.454	15,9%	-39.287	-14.014	180,3%
SG&A EXPENSES	**-619.813**	**-591.092**	**4,9%**	**-1.182.987**	**-1.151.806**	**2,7%**
SG&A Margin (%)	***-24,0%***	***-24,1%***		***-23,3%***	***-23,7%***	
SG&A from D.O.	-22.829	-16.895	35,1%	-34.656	-53.732	-35,5%
SG&A EXPENSES WITH D.O.	**-642.642**	**-607.988**	**5,7%**	**-1.217.643**	**-1.205.537**	**1,0%**
SG&A Margin (%) with D.O.	***-24,3%***	***-24,2%***		***-23,5%***	***-24,2%***	

SG&A expenses including discontinued operations in2Q14 were CLP 642,642 million, a 5.7% increase YoY.SG&A marginincreased to24.3% in 2Q14, compared with 24.2% in 2Q13. This increase was due to higher SG&A in Supermarket, Financial Service and Department store divisions, partially offset by a successful

[6] 2013 SG&A for the Supermarket, Shopping Center, Financial Service and Others divisions were modified to reflect a change in Peru's and Colombia's reporting. Previously, Peru reported both Supermarket and the Corporation Division ("Others") in the same segment (supermarkets), and they are now separated. Additionally, Colombia reported the Corporation and other businesses consolidated in the Supermarket division (Except for Home Improvement), and they are now separated between Supermarket, Shopping Centers and Financial Services. Mentioned changes meant a decrease of CLP 1,679 million in Peruvian supermarket SG&A, a decrease of CLP 9,800 million in Colombian supermarket SG&A, a decrease of CLP 1,610 million in Peruvian shopping center SG&A, and a decrease of CLP 2,153 million in Colombian shopping center SG&A. All decreases were offset by the consequent increase of CLP 280 million in Peruvian department store SG&A, CLP 336 million in Peruvian financial service SG&A, CLP 2,673 million in Peruvian Others segment, and CLP 11,953 million in Colombian Others segment.

10

cencosud | www.cencosud.com

expense control effort, including a 3.9% decrease in headcount as a result of the natural rotation of the business. Supermarket's SG&A was affected by a one-time provision of CLP 7,264 million. Excluding this effect, SG&A increased 3.6% YoY and SG&A over sales decreased from 24.1% in 2Q13 to 23.7% in 2Q14.

Operating Income[7]

CLP MM as of June 30th	Second Quarter 2014	Second Quarter 2013	Δ %	Six-Month, ended June 30th 2014	Six-Month, ended June 30th 2013	Δ %
Supermarkets	47.626	52.150	-8,7%	117.869	126.771	-7,0%
Home Improvement	19.618	10.893	80,1%	51.772	31.744	63,1%
Department Stores	956	11.722	-91,8%	-3.176	9.478	-133,5%
Shopping Centers	34.880	41.634	-16,2%	77.323	85.917	-10,0%
Financial Services	27.767	28.789	-3,6%	58.913	30.381	93,9%
Others	-44.545	-56.140	-20,7%	-103.761	-74.178	39,9%
OPERATING INCOME	**86.303**	**89.049**	**-3,1%**	**198.940**	**210.114**	**-5,3%**
Operating Margin (%)	***3,3%***	***3,6%***		***3,9%***	***4,3%***	
Operating Income from D.O.	19.510	23.089	-15,5%	41.397	19.433	113,0%
OPERATING INCOME WITH D.O.	**105.813**	**112.138**	**-5,6%**	**240.337**	**229.547**	**4,7%**
Operating Margin (%) with D.O.	***4,0%***	***4,5%***		***4,6%***	***4,6%***	
Revaluation of assets	-5.070	3.875	-230,8%	1.639	17.504	-90,6%
OPERATING INCOME WITH D.O. excluding Revaluation	**110.884**	**108.263**	**2,4%**	**238.698**	**212.043**	**12,6%**
	4,2%	***4,3%***		***4,6%***	***4,3%***	

	Second Quarter 2014	Second Quarter 2013	Δ %	Six-months, ended June 30th 2014	Six-months, ended June 30th 2013	Δ %
+ Operating Income with D.O.	105.813	112.138	-5,6%	240.337	229.547	4,7%
- Revaluation of Assets	-5.070	3.875	-230,8%	1.639	17.504	-90,6%
- Fair Value of Derivatives	13.175	1.959	572,6%	9.473	6.498	45,8%
- 1Q13 Financial Retail Provision	-	-	N.A.	-	20.000	-100,0%
Adjusted Operating Income	**97.709**	**106.304**	**-8,1%**	**229.226**	**225.545**	**1,6%**
Adjusted Operating Margin (%)	***3,7%***	***4,2%***		***4,4%***	***4,5%***	
+ Brazil's provision (one-off)	7.264			7.264		
Adj. Operating Income excluding provision	**104.973**	**106.304**	**-1,3%**	**236.490**	**225.545**	**4,9%**
Adjusted Operating Margin excl. Provision (%)	***4,0%***	***4,2%***		***4,6%***	***4,5%***	

Operating income including discontinued operations in 2Q14 was CLP 115,813million, a 5.6% decrease YoYand operating margin went from 4.3% to 4.2% in 2Q14. Excluding revaluation of assets, operating income increased 2.4% YoY. This was largely due to an increase in the Home Improvement and Supermarket divisionspartially offset by lower operating income from Department Store, Shopping Centers and Financial Service divisions. Excluding revaluation of assets operating income increased 2.4% YoY and operating income over sales decreased from 4.3% in 2Q13 to 4.2% in 2Q14.

- Supermarket operating income was CLP 47,626 million in 2Q14, compared with CLP 52,150 million in 2Q13, a 8.7% decrease YoY. This was the result of higher operating income from Argentina, Peru and Chile, partially offset by lower operating income from Brazil and Colombia. In the case of

[7] 2013 operating income for the Supermarket, Shopping Center, Financial Service and Others divisions were modified to reflect a change in Peru's and Colombia's reporting. Previously, Peru reported both Supermarket and the Corporation Division ("Others") in the same segment (supermarkets), and they are now separated. Additionally, Colombia reported the Corporation and other businesses consolidated in the Supermarket division (Except for Home Improvement), and they are now separated between Supermarket, Shopping Centers and Financial Services. Mentioned changes meant a decrease of CLP 155 million in Peruvian department store division, a decrease of CLP 1,346 million in Colombian financial service division, a decrease of CLP 3,192 million in Peruvian Others division, and a decrease of CLP 11,953 million in Colombian Others division. All decreases were offset by the consequent increase of CLP 434 million in Peruvian supermarket operating income, CLP 11,475 million in Colombian supermarket division, CLP 2,736 million in Peruvian shopping center division, CLP 1,824 million in Colombian shopping center segment and CLP 177 million in Peruvian financial service division.

11

cencosud | www.cencosud.com

Peru, the increase is the result of greater dilution of SG&A over sales as a result of a lower headcount. In Argentina the better results reflect a more flexible price environment in 2014 and further success in reducing expenses. Better performance from Chile is a consequence of stores opened during 2012 and 2013 reaching maturity and the Company’s efforts in transforming Santa Isabel format into a more self-service oriented supermarket. Higher SG&A over sales in Brazil is related to higher expenses YoY and the Supermarket’s provision8 in Brazil (one-time effect of CLP 7,264 million included in SG&A expenses. Excluding Brazil, SG&A over sales improved from 21.9% in 2Q13 to 20.6% in 2Q14, resulting in a 128 bps improvement in operating income over sales and reflecting the company’s efforts in controlling expenses), in addition to weaker sales due to poor product availability in the stores. In the case of Colombia, lower operating income is related to higher SG&A expenses as a percentage of sales, as the Company is increasing advertising expenses for brand awareness and promotional activities in addition to lower sales.

Home Improvement operating income was CLP 19,618 million in 2Q14, an increase of 80.1% YoY. This was primarily due to stronger results from Argentina, Chile and Colombia. The highlight of the operation was in Argentina where operating income rose 82.7% when compared to 2Q13 on the back of low SG&A growth (0.3%) as a result of improved productivity and efforts made by the division to contain its expansion. Chile also posted further dilution in SG&A over sales from 21.7% in 2Q13 to 20.5% in 2Q14, also as a result of improved productivity and cost control. Colombia posted a lower operating loss by 12.9% YoY due to the opening of 4 stores since 2Q13 getting closer to a positive operating result.

Department Stores posted a decrease on its operating income of CLP 956 million in 2Q14 compared to the CLP 11,722 million in 2Q13. The result reflects lower results from Chile, as a consequence of higher promotional activity and the negative contribution from the Peruvian operation, which posted an operating loss of CLP 875 million in 2Q13 (with 3 stores) and of CLP 1,976 million in 2Q14 (with 6 stores). SG&A over sales improved from 25.4% in 2Q13 to 25.3% in 2Q14 driven by a greater SG&A dilution both in Chile and Peru. In 2Q13 CLP 207 million of the business expenses were accounted in the segment “others” where Cencosud reflects the Corporation expenses, and in 2Q14 they are accounted in the Department Store division. Adjusting this effect for comparing purposes, the business improved SG&A/sales from 25.5% in 2Q13 to 25.3% in 2Q14.

Shopping Center operating income decreased 16.2% YoY to CLP 34,880 million in 2Q14 from CLP 41,634 million in 2Q13. Excluding the revaluation of assets, shopping centers operating income increased 5.8% YoY to CLP 39,951 million in 2Q14 from CLP 37,758 million during the same period in 2014. This reflects a higher contribution from Chile and Peru (after eliminating asset revaluation) as result of lower SG&A expenses over sales in both countries, and in the case of Peru as result of Arequipa mall maturity, partially offset by a lower contribution from Argentina.

Financial Services operating income decreased 3.6% or CLP 1,022 million to CLP 27,767 million in 2Q14, mainly due to lower operating income in Chile, as a result of the launch of the open credit card Cencosud and restructuration’s partially offset by Peru, Argentina and Colombia as a result of portfolio growth.

8Refer to page 3 “Relevant Events”

cencosud | www.cencosud.com

Non-Operating Income

CLP MM as of June 30th	Second Quarter 2014	Second Quarter 2013	Δ %	Six-Month, ended June 30th 2014	Six-Month, ended June 30th 2013	Δ %
OPERATING INCOME with D.O.	**105.813**	**112.138**	**-5,6%**	**240.337**	**229.547**	**4,7%**
Participation in profit of equity method associates	573	1.412	-59,4%	1.883	2.769	-32,0%
Net Financial Costs	-48.727	-47.198	3,2%	-101.781	-107.857	-5,6%
Net Financial Costs from D.O.	-10.159	-7.937	28,0%	-18.664	-15.673	19,1%
Income (loss) from Fx variations	-3.241	-20.319	-84,1%	-8.345	-24.189	-65,5%
Income (loss) from Fx variations from D.O.	-300	-7.601	-96,1%	-5.839	-6.014	-2,9%
Result of indexation units	-11.815	-921	1182,5%	-22.140	-3.559	522,1%
Result of indexation units from D.O.	-1.759	120	-1568,5%	-3.025	-85	3445,1%
NON OPERATING INCOME	**-75.427**	**-82.444**	**-8,5%**	**-157.912**	**-154.607**	**2,1%**
Income Before Income Taxes, from C.O.	30.386	29.694	2,3%	82.426	74.939	10,0%
Income Taxes	-3.913	-19.686	-80,1%	-18.123	-46.752	-61,2%
Income Taxes from D.O.	-1.457	-1.563	-6,8%	-2.774	464	-697,5%
NET INCOME	**25.017**	**8.446**	**196,2%**	**61.529**	**28.651**	**114,8%**

In 2Q14, the Company registered a non-operating loss of CLP 75,427 million, compared to a non-operating loss of CLP 82,444 million in 2Q13. This is explained by decrease of CLP 24,380 million in losses from foreign exchange variations due to the decrease in USD denominated debt (bridge loan given by JPMorgan to finance Carrefour acquisition). This effect was partially offset by higher losses from indexation units (CLP 12,772 million) and higher net financial costs (CLP 3,751million).

In 2Q14, Cencosud registered a reduction in its effective tax rate mainly due to the merger of the Colombian supermarket and home improvement operations. This reduced the tax liability for 2014 related to the minimum presumptive income, which equals 3% of equity.

Net Income

Net income for the quarter rose 196.2% YoY to CLP 25,017million, primarily due to a higher result before taxes (CLP 1,070 million) combined with a lower non-operating losses (CLP 3,816 million) and tax expense (CLP 15.774 million).

EBITDA and Adjusted EBITDA[9]

By Business Unit

CLP MM as of June 30th *Second Quarter*	EBITDA 2014	EBITDA 2013	Δ %	Adjusted EBITDA 2014	Adjusted EBITDA 2013	Δ %
Supermarkets	80.666	84.503	-4,5%	80.666	84.503	-4,5%
Home Improvement	24.565	15.737	56,1%	24.565	15.737	56,1%
Department Stores	7.317	17.974	-59,3%	7.317	17.974	-59,3%
Shopping Centers	37.811	43.942	-14,0%	42.882	40.067	7,0%
Financial Services	28.787	29.831	-3,5%	28.787	29.831	-3,5%
Others	-57.758	-73.707	-21,6%	-42.702	-52.467	-18,6%
EBITDA from D.O.	**18.567**	**16.229**	**14,4%**	**20.626**	**23.710**	**-13,0%**
EBITDA / Adjusted EBITDA	**139.956**	**134.508**	**4,1%**	**162.141**	**159.355**	**1,7%**

[9]2013 EBITDA for the Supermarket, Shopping Center, Financial Service and Others divisions were modified to reflect a change in Peru's and Colombia's reporting. Previously, Peru reported both Supermarket and the Corporation Division ("Others") in the same segment (supermarkets), and it is now separated. Additionally, Colombia reported the Corporation and other businesses consolidated in the Supermarket division (Except for Home Improvement), and it is now separated between Supermarket, Shopping Centers and Financial Services. Mentioned changes meant a decrease of CLP 150 million in the Peruvian department store EBITDA, a decrease of CLP 1,346 million in the Colombian financial service division, a decrease of CLP 3,171 million in the Peruvian Others division, and a decrease of CLP 6,340 million in the Colombian Others division. All decreases were offset by the consequent increase of CLP 5,508 million in the Peruvian and Colombian supermarket EBITDA, CLP 3,096 million in the Peruvian shopping center division, CLP 2,182 million in the Colombian shopping center division, and CLP 221 million in Peruvian financial service EBITDA.

13

cencosud | www.cencosud.com

EBITDA Margin / Adjusted EBITDA Margin (%)	5,3%	5,4%		6,1%	6,4%	

CLP MM as of June 30th Six-months	EBITDA			Adjusted EBITDA		
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	182.449	189.887	-3,9%	182.449	189.887	-3,9%
Home Improvement	61.480	41.346	48,7%	61.480	41.346	48,7%
Department Stores	9.553	21.622	-55,8%	9.553	21.622	-55,8%
Shopping Centers	82.584	90.563	-8,8%	80.945	73.060	10,8%
Financial Services	60.961	32.388	88,2%	60.961	32.388	88,2%
Others	-129.197	-94.497	36,7%	-98.712	-66.749	47,9%
EBITDA from D.O.	33.648	14.549	131,3%	42.513	20.648	105,9%
EBITDA / Adjusted EBITDA	301.478	295.859	1,9%	339.189	312.203	8,6%
EBITDA Margin/ Adjusted EBITDA Margin (%)	5,8%	5,9%		6,5%	6,3%	

By Country

CLP MM as of June 30th Second Quarter	EBITDA			Adjusted EBITDA		
	2014	2013	Δ %	2014	2013	Δ %
Chile	62.630	59.208	5,8%	85.103	70.312	21,0%
Argentina	43.838	32.188	36,2%	41.645	32.862	26,7%
Brazil	-12.839	11.737	N.A.	-11.492	13.038	N.A.
Peru	15.841	2.783	469,1%	14.452	7.089	103,9%
Colombia	11.918	12.362	-3,6%	11.806	12.344	-4,4%
EBITDA from D.O.	18.567	16.229	14,4%	20.626	23.710	-13,0%
EBITDA / Adjusted EBITDA	139.956	134.508	4,1%	162.141	159.355	1,7%
EBITDA Margin (%) / Adjusted EBITDA Margin (%)	5,3%	5,4%		6,1%	6,4%	

CLP MM as of June 30th Six-months	EBITDA			Adjusted EBITDA		
	2014	2013	Δ %	2014	2013	Δ %
Chile	127.372	145.054	-12,2%	155.791	141.838	9,8%
Argentina	110.212	76.317	44,4%	109.193	77.885	40,2%
Brazil	-14.502	26.265	N.A.	-10.647	29.549	N.A.
Peru	26.512	7.959	233,1%	24.257	16.667	45,5%
Colombia	18.236	25.716	-29,1%	18.082	25.615	-29,4%
EBITDA from D.O.	33.648	14.549	131,3%	42.513	20.648	105,9%
EBITDA / Adjusted EBITDA	301.478	295.859	1,9%	339.189	312.203	8,6%
EBITDA Margin (%) / Adjusted EBITDA Margin (%)	5,8%	5,9%		6,5%	6,3%	

Consolidated EBITDA for the quarter increased 4.1% to CLP 139,956 million, compared to CLP 134,508 million in 2Q13. Adjusted EBITDA increased 1.7%, mainly due to higher Adjusted EBITDA from the Home Improvement and Shopping Center divisions, partially offset by lower Adjusted EBITDA from Department Store, Supermarket andFinancial Service divisions. EBITDA margin increased 10 bps and Adjusted EBITDA margin decreased from 6.4% in 2Q13 to 6.1% in 2Q14. Excluding Brazil's one-off charge[10], Adjusted EBITDA increased 6.3% YoY and Adjusted EBITDA margin remained stable at 6.4%.

- Supermarket EBITDA was CLP 80,666 million in 2Q14, down 4.5% from CLP 84,503 million in 2Q13. This was the result of a lower contribution from Brazil, partially offset by higher contribution from Peru, Argentina, Chile and Colombia. Higher results from Peru are related to greater SG&A dilution reflecting a lower headcount and further efforts in reducing expenses. Better results from Argentina are explained by the maturity of stores opened during the last year and a more flexible price environment. In Chile, higher EBITDA is related to a better performance of Santa Isabel due to the focus in increase employee productivity and control SG&A. Lower results from Brazil are related to lower results from Prezunic and Bretas, as a result of increased shrinkage and low product availability at stores, partially offset by improvements in Gbarbosa. Additionally, results

[10] Refer to page 3 "Relevant Events"

14

cencosud | www.cencosud.com

from Brazil were affected by a one-time provision[11] of CLP 7,264 million in SG&A. Excluding this effect; Supermarket´s EBITDA increased 4.1% YoY.

- Home Improvement EBITDA reached CLP 24,565 million in 2Q14, a 56.1% increase versus the same period in 2013, driven by a better performance in Argentina, which posted a growth of 68.3% YoY, Chile with a 29.6% increase YoY and a lower negative EBITDA contribution from Colombia as the business increased its scale in the country, although haven´t reached breakeven point.
- Department Store EBITDA reached CLP 7,317 million in 2Q14, as a consequence of a lower contribution from Chile and higher EBITDA losses from Peru, due to higher costs and expenses associated to a 6 store operation in 2Q14 vs. a 3 store operation in 2Q13. EBITDA margin decreased from 7.8% in 2Q13 to 3.0% in 2Q14, driven by higher promotional activity in response to a more competitive environment and weaker economic growth.
- Shopping Center EBITDA reached CLP 37,811 million in 2Q14, a 14.0% decrease versus the same period in 2013. The decrease was due to a negative revaluation of assets in 2Q14 (CLP -5,070 million) versus 2Q13 (CLP 3,875 million) as a result of the incorporation of the new tax regime in Chile and higher country risk in Argentina. Shopping Centers Adjusted EBITDA reached CLP 42,882 million, a 7.0% increase explained by better results from Chile and Colombia, partially offset byPeru and Argentina.
- Financial Service EBITDA decreased to CLP 28,787 million in 2Q14, compared with CLP 29,831 million in 2Q13. This is mainly due to lower EBITDA from Chile, partially offset by increased EBITDA in Peru, Argentina and Colombia reflecting portfolio growth and higher card penetration.

Analysis by Business and Country[12]

Hypermarkets & Supermarkets

SUPERMARKETS SELLING SPACE
Square Meters
as of June 30

	N° of Stores	Selling space	% leased
Chile	190	271.394	66%
Argentina	270	366.565	57%
Peru	74	172.472	51%
Brazil	183	434.581	96%
Colombia	21	4.065	100%
Total	738	1.249.077	72%

HYPERMARKETS SELLING SPACE
Square Meters
as of June 30

	N° of Stores	Selling space	% leased
Chile	37	279.575	16%
Argentina	20	157.122	16%
Peru	13	89.228	38%
Brazil	39	163.633	74%
Colombia	79	425.618	15%
Total	188	1.115.176	26%

OTHERS SELLING SPACE
Square Meters
as of June 30

	N° of Stores	Selling space	% leased
Chile			
Argentina			
Peru			
Brazil	153	17.854	92%
Colombia	79	13.692	14%
Total	232	31.546	58%

CHILE – HYPERMARKETS & SUPERMARKETS*

Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M
2014	1,0%	5,5%					
2013	2,6%	-0,2%	0,5%	3,3%	1,1%	0,9%	1,6%
2012	6,6%	5,0%	5,2%	2,8%	5,8%	5,6%	4,8%
Same Store Tickets							
2014	-4,1%	-0,5%					
2013	-3,6%	-4,1%	-3,3%	-0,9%	-4,0%	-3,8%	-3,0%
2012	9,2%	-2,5%	-1,9%	-4,1%	3,3%	1,5%	0,0%
SS Average Ticket Nominal							
2014	5,4%	6,1%					
2013	6,4%	4,0%	3,9%	4,2%	5,4%	4,9%	4,7%
2012	-2,4%	7,6%	7,2%	7,3%	2,4%	4,0%	4,8%

ARGENTINA – HYPERMARKETS & SUPERMARKETS

Q1	Q2	Q3	Q4	6M	9M	12M
26,8%	33,3%					
15,0%	14,4%	17,8%	21,5%	14,7%	15,8%	17,3%
22,3%	19,2%	17,7%	15,9%	20,6%	19,6%	18,5%
-4,0%	-5,1%					
-5,8%	-5,7%	-6,3%	-4,9%	-5,7%	-5,9%	-5,7%
-0,8%	-0,8%	-1,3%	1,6%	-0,8%	-2,0%	-0,5%
32,2%	40,5%					
22,1%	21,3%	25,7%	27,7%	21,7%	23,0%	24,4%
23,3%	20,2%	19,3%	14,2%	21,6%	22,0%	19,0%

BRAZIL – HYPERMARKETS & SUPERMARKETS

Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M

PERU – HYPERMARKETS & SUPERMARKETS

Q1	Q2	Q3	Q4	6M	9M	12M

[11] Refer to page 3 "Relevant Events"

[12] All SSS are measured in local currency.

15

cencosud | www.cencosud.com

2014	1,1%	**-3,7%**						3,7%	**6,3%**					
2013	2,3%	**0,0%**	-0,6%	-3,3%	1,1%	0,0%	-0,5%	1,0%	**2,1%**	2,0%	1,0%	1,5%	1,7%	1,5%
2012	2,6%	**1,7%**	-2,8%	0,5%	2,2%	0,5%	0,5%	8,6%	**4,3%**	1,8%	2,8%	6,4%	4,8%	4,2%
Same Store Tickets														
2014	-13,6%	**-5,9%**						-1,0%	**0,3%**					
2013	-7,7%	**-9,1%**	-8,9%	-12,7%	-8,4%	0,0%	-9,6%	-3,7%	**-4,4%**	-2,9%	-2,9%	-4,1%	-3,7%	-4,4%
2012	-3,1%	**-4,4%**	-6,1%	-5,2%	-3,7%	-4,5%	-4,7%	1,5%	**0,2%**	-1,2%	0,8%	0,8%	0,1%	0,2%
SS Average Ticket Nominal														
2014	16,4%	**2,4%**						4,8%	**6,0%**					
2013	10,9%	**10,0%**	9,0%	10,0%	10,4%	0,0%	10,0%	4,9%	**6,9%**	5,0%	7,9%	5,8%	5,6%	6,2%
2012	5,9%	**6,4%**	3,6%	6,0%	6,1%	5,2%	5,4%	7,0%	**4,1%**	3,1%	2,0%	5,5%	4,7%	4,0%

COLOMBIA -HYPERMARKETS & SUPERMARKETS

Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M
2014	-6,6%	**-4,6%**					
2013	-7,7%	**3,6%**	-13,9%	-9,4%	-2,7%	-6,6%	-7,4%
Same Store Tickets							
2014	-10,0%	**-7,5%**					
2013	-2,4%	**-7,8%**	-6,1%	-7,0%	-5,1%	-5,5%	-5,9%
SS Average Ticket Nominal							
2014	3,8%	**3,2%**					
2013	-5,4%	**12,4%**	-8,3%	-2,6%	2,6%	-1,2%	-1,6%

Home ImprovementStores

HOME IMPROVEMENT SELLING SPACE

Square Meters

as of June 30

	N° of Stores	Selling space	% leased
Chile Easy	32	307.853	3%
Argentina Easy	42	370.147	21%
Argentina Blaisten	8	13.639	25%
Colombia Easy	9	75.732	33%
Total	**91**	**767.371**	

CHILE – HOME IMPROVEMENT

Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M
2014	2,5%	**3,1%**					
2013	7,2%	**4,1%**	5,9%	7,1%	5,7%	5,7%	6,1%
2012	3,1%	**7,8%**	8,6%	6,2%	5,3%	6,4%	6,3%
Same Store Tickets							
2014	1,6%	**3,0%**					
2013	0,5%	**0,9%**	1,2%	5,2%	0,7%	0,9%	2,1%
2012	0,9%	**-0,1%**	1,6%	-2,3%	0,4%	0,8%	0,0%
SS Average Ticket Nominal							
2014	0,9%	**0,2%**					
2013	6,6%	**3,1%**	4,6%	1,8%	4,9%	4,8%	4,0%
2012	2,1%	**7,9%**	6,9%	8,7%	4,9%	5,5%	6,4%

ARGENTINA – HOME IMPROVEMENT

Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M
2014	29,3%	**25,6%**					
2013	25,3%	**30,9%**	24,8%	38,6%	28,1%	26,9%	30,3%
2012	30,0%	**31,0%**	28,3%	19,5%	30,5%	29,7%	26,6%
Same Store Tickets							
2014	-6,1%	**-11,4%**					
2013	-3,9%	**-1,8%**	-5,9%	4,0%	-2,9%	-3,9%	-1,9%
2012	2,8%	**4,4%**	-0,5%	-8,7%	3,6%	2,2%	-8,6%
SS Average Ticket Nominal							
2014	37,6%	**41,8%**					
2013	30,3%	**33,4%**	32,7%	33,3%	31,9%	32,1%	32,9%
2012	27,0%	**25,5%**	29,0%	30,8%	26,0%	27,0%	38,5%

16

cencosud | www.cencosud.com

COLOMBIA – HOME IMPROVEMENT

Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M
2014	-6,4%	**-3,6%**					
2013	-3,4%	**0,5%**	4,7%	-0,5%	-1,5%	0,6%	0,3%
2012	11,2%	**5,3%**	10,2%	-7,6%	8,3%	8,9%	4,1%
Same Store Tickets							
2014	0,6%	**-2,8%**					
2013	-0,7%	**-1,7%**	-1,3%	-3,9%	-1,2%	-1,2%	-2,0%
2012	5,9%	**2,3%**	3,9%	-6,6%	4,1%	4,0%	1,0%
SS Average Ticket Nominal							
2014	-7,0%	**-0,8%**					
2013	-2,7%	**2,2%**	6,1%	3,5%	-0,3%	1,8%	2,3%
2012	5,0%	**3,0%**	6,0%	-1,0%	4,0%	4,7%	3,1%

Department Stores

DEPARTMENT STORE SELLING SPACE
Square Meters
as of June 30

	N° of Stores	Selling space	% leased
Chile Paris	40	261.799	65%
Chile Johnson	38	110.899	82%
Peru Paris	6	31.990	83%
Total	**84**	**404.688**	

CHILE – DEPARTMENT STORES

Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M
2014	0,6%	**3,4%**					
2013	4,9%	**2,9%**	3,3%	6,8%	3,8%	3,7%	4,7%
2012	9,4%	**5,5%**	5,2%	2,7%	7,3%	6,6%	5,3%
Same Store Tickets							
2014	2,4%	**3,6%**					
2013	4,1%	**6,5%**	4,1%	7,3%	5,2%	4,8%	5,7%
2012	3,3%	**-0,6%**	-0,1%	0,1%	1,4%	0,9%	0,6%
SS Average Ticket Nominal							
2014	-1,8%	**-0,1%**					
2013	0,8%	**-3,4%**	-0,8%	-0,5%	-1,3%	-1,1%	-0,9%
2012	5,7%	**6,2%**	5,3%	2,6%	5,9%	5,6%	4,7%

PERU - DEPARTMENT STORES

Same Store Sales Nominal	Q1	Q2	Q3	Q4	6M	9M	12M
2014		**-2,9%**					
Same Store Tickets							
2014		**5,6%**					
SS Average Ticket Nominal							
2014		**-8,0%**					

17

cencosud | www.cencosud.com

Shopping Centers[13]

SHOPPING CENTERS LEASED AREA
Square Meters

CHILE	2Q 2014 N°	GLA Third parties	GLA Related parties	GLA total	2Q 2013 N°	GLA Third parties	GLA Related parties	GLA total
Mega Center	1	99.774	34.864	134.638	1	99.774	34.864	134.638
Regional	1	74.559	43.362	117.920	1	74.559	43.362	117.920
Local	9	218.889	261.036	479.925	9	218.889	261.036	479.925
Power Center	14	19.197	333.466	352.663	14	19.197	333.466	352.663
Total	25	412.418	672.728	1.085.146	25	412.418	672.728	1.085.146

ARGENTINA	2Q 2014 N°	GLA Third parties	GLA Related parties	GLA total	2Q 2013 N°	GLA Third parties	GLA Related parties	GLA total
Regional	1	72.376	23.723	96.098	1	72.376	23.723	96.098
Local	10	130.478	259.593	390.071	10	130.478	259.593	390.071
Factory	3	30.637	81.642	112.278	3	30.637	81.642	112.278
Power Center	3	7.443	58.125	65.568	3	7.443	58.125	65.568
Strip Center	1	477	4.180	4.657	1	477	4.180	4.657
Total	18	241.410	427.263	668.673	18	241.410	427.263	668.673

PERU	2Q 2014 N°	GLA Third parties	GLA Related parties	GLA total	2Q 2013 N°	GLA Third parties	GLA Related parties	GLA total
Regional	1	40.277	13.024	53.301	1	40.277	13.024	53.301
Local	1	17.085	12.579	29.664	0	-	-	-
Strip Center	1	1.026	4.728	5.754	1	1.026	4.728	5.754
Total	3	58.388	30.331	88.719	2	41.303	17.752	59.055

COLOMBIA	2Q 2014 N°	GLA Third parties	GLA Related parties	GLA total	2Q 2013 N°	GLA Third parties	GLA Related parties	GLA total
Local	2	14.514	19.580	34.094	2	14.514	19.580	34.094
Total	2	14.514	19.580	34.094	2	14.514	19.580	34.094

Occupancy Rates	2Q14	2Q13
Shopping Argentina	96,4%	96,9%
Total m^2	241.236	238.828
Occupied m^2	232.575	231.405
Shopping Chile	97,0%	96,1%
Total m^2	357.820	354.622
Occupied m^2	346.908	340.656
Shopping Peru	88,0%	99,90%
Total m^2	59.082	41.189
Occupied m^2	52.021	41.143
Shopping Colombia	29,1%	31,2%
Total m^2	14.679	14.520
Occupied m^2	4.265	4.535

[13] Mega Center: shopping centers over 100,000 m^2 of Gross Leasable Area (GLA) of mixed usage. They contain anchor stores, other stores, medical center, offices and a hotel. Regional: shopping centers of up to 100,000 m^2 of GLA with impact over multiple geographic areas, with anchor stores, other stores and a medical center. Neighborhood: shopping centers of up to 70,000 m^2 of GLA with areas of influence on nearby communities, with anchor stores, other stores and a medical center in some cases. Factory: shopping centers with brands discounts. Power Centers: shopping centers of up to 35,000 m^2 of GLA including a maximum of two anchor stores and a small number of other stores. Strip Centers: shopping centers of up to 10,000 m^2 composed by 1 anchor store of maximum 5,000 m^2, plus a reduced number of other stores.

18

cencosud | www.cencosud.com

Financial Services

Chile

FINANCIAL RETAIL OPERATION

Credit Card Loan Portfolio (MM $)[14][15]

	Q1	Q2	Q3	Q4
2014	421.858	417.368		
2013	429.526	412.007	377.065	443.888
2012	418.316	414.216	408.115	447.401

Credit Card Provisions / Loans[17]

	Q1	Q2	Q3	Q4
2014	6,0%	6,4%		
2013	7,9%	8,4%	7,8%	6,5%
2012	7,6%	7,9%	8,0%	6,9%

Credit Card Average loan per customer (CLP)

	Q1	Q2	Q3	Q4
2014	299.130	300.937		
2013	278.311	276.755	274.507	300.436
2012	260.853	257.918	256.281	274.998

Credit Card Write-Offs Net / Loans[18]

	Q1	Q2	Q3	Q4
2014	7,2%	6,4%		
2013	10,1%	9,6%	9,8%	9,4%
2012	12,9%	12,2%	12,9%	12,4%

Credit Card Write-Offs Net (MM $)

	Q1	Q2	Q3	Q4
2014	7.641	13.356		
2013	10.921	20.503	30.440	38.816
2012	13.720	25.677	40.391	51.822

Credit Card Duration (days)

	Q1	Q2	Q3	Q4
2014	134	134		
2013	128	128	132	132
2012	148	144	136	128

Monthly statements of account issued in Chile (thousands) (Credit card)

	Q1	Q2	Q3	Q4
2014	1.563	1.617		
2013	1.698	1.639	1.611	1.597
2012	1.759	1.719	1.724	1.717

BANCO PARIS OPERATION

Bank Loan Portfolio (MM $)[16]

	Q1	Q2	Q3	Q4
2014	150.619	159.468		
2013	133.644	138.651	141.664	144.937
2012	135.174	134.105	128.424	130.688

Bank Provisions / Loans

	Q1	Q2	Q3	Q4
2014	7,1%	7,3%		
2013	7,1%	7,0%	6,8%	7,1%
2012	6,3%	6,3%	6,6%	6,9%

Bank Average loan per customer ($)

	Q1	Q2	Q3	Q4
2014	943.644	893.864		
2013	995.047	973.278	946.048	944.182
2012	1.136.057	1.116.993	1.065.828	1.029.487

Bank Write-Offs Net /Loans

	Q1	Q2	Q3	Q4
2014	2,0%	2,0%		
2013	2,9%	2,5%	2,1%	1,9%
2012	4,0%	3,7%	3,5%	3,4%

Bank Write-Offs Net (MM $)

	Q1	Q2	Q3	Q4
2014	728	1.556		
2013	977	1.684	2.109	2.567
2012	1.357	2.478	3.518	4.472

CHILE - % Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hypermarkets	2014	17,1%	**17,6%**		
	2013	17,3%	17,2%	17,2%	18,5%
	2012	18,0%	18,7%	18,5%	19,0%

[14] Figures in Chile don't include Johnson's Portfolio.

[15] The loan portfolio and stock of provisions includes 100% of the portfolio in Chile, including CLP 118,707 million of the portfolio sold to Banco Paris as of June, 2014.

[16] The Bank's loan portfolio excludes the purchase of the portfolio to the credit card operations.

[17] The ratio Provisions / Loan does not include CLP 3,902 million of anti-cyclical provisions registered in June for CAT, which is in accordance with the best practices of the banking industry, and in line with Basil III regulations to anticipate future changes in the macroeconomic environment and it doesn't include CLP 5,509 million in provisions on the lines of credit or part of them, not used by customers. The latter provisions began to be incorporated after the month of May 2014.

[18] Corresponds to the net write offs of recovery annualized measured over the average loan portfolio for the period.

19

cencosud | www.cencosud.com

Supermarkets	2014	6,3%	**6,1%**		
	2013	7,4%	6,8%	6,5%	6,8%
	2012	7,5%	7,8%	8,4%	8,5%
Department Stores	2014	42,4%	**46,0%**		
	2013	44,5%	47,3%	46,4%	45,7%
	2012	46,9%	50,0%	50,0%	51,0%
Home Improvement	2014	20,2%	**20,2%**		
	2013	19,9%	19,9%	19,7%	22,2%
	2012	19,6%	19,2%	19,3%	21,3%

Argentina[19]

Credit Card Loan Portfolio (AR $)

	Q1	Q2	Q3	Q4
2014	2.109.655	2.284.336		
2013	1.405.060	1.498.750	1.715.248	2.100.734
2012	1.041.734	1.065.452	1.127.285	1.322.401

Credit Card Provisions / Loans[20]

	Q1	Q2	Q3	Q4
2014	3,5%	3,9%		
2013	5,4%	4,9%	3,4%	2,7%
2012	6,9%	6,0%	6,0%	6,3%

% Sales With Credit Cards Over Total Sales

Supermarkets	Q1	Q2	Q3	Q4
2014	8,4%	9,2%		
2013	9,2%	10,3%	10,5%	10,0%
2012	7,9%	8,7%	8,7%	10,0%

Home Improvement	Q1	Q2	Q3	Q4
2014	17,6%	22,0%		
2013	18,5%	19,1%	20,4%	21,4%
2012	16,0%	17,1%	16,5%	19,1%

Peru[21]

Credit Card Loan Portfolio (M Soles)

	Q1	Q2	Q3	Q4
2014	332.473	365.041		
2013	194.264	216.891	259.098	304.153
2012	116.795	131.929	145.256	179.113

Credit Card Provisions / Loans

	Q1	Q2	Q3	Q4
2014	5,8%	5,5%		
2013	14,5%	15,2%	10,3%	5,7%
2012	11,5%	15,5%	13,6%	13,9%

% Sales With Credit Cards Over Total Sales

Supermarkets	Q1	Q2	Q3	Q4
2014	9,6%	10,8%		
2013	8,9%	10,1%	10,0%	9,5%
2012	7,6%	8,6%	8,3%	8,5%

% Sales With Credit Cards Over Total Sales

Department Stores	Q1	Q2	Q3	Q4
2014	36,9%	43,3%		

[19] In December 2011 Cencosud began the process of writing off all loans with more than 180 days of delinquency. This process ended in December 2013.

[20] The ratio Provisions / Loan does not include anti-cyclical provisions (which is in accordance with the best practices of the banking industry, and in line with Basel III regulations to anticipate future changes in the macroeconomic environment). As of June 2014 the amount in provisions reached MM$ 13.9 ARS.

[21] Starting March 2014, Cencosud began writing off all loans with more than 120 days of delinquency.

20

www.cencosud.com

Brazil

Credit Card Loan Portfolio (M Real)

	Q1	Q2	Q3	Q4
2014	504.743	494.006		
2013	449.138	457.827	445.522	498.153
2012	425.992	432.652	411.920	454.243

Credit Card Provisions / Loans

	Q1	Q2	Q3	Q4
2014	5,8%	6,9%		
2013	6,1%	7,2%	7,1%	6,0%
2012	6,4%	7,1%	6,9%	5,8%

% Sales With Credit Cards Over Total Sales

Supermarkets	Q1	Q2	Q3	Q4
2014	42,4%	44,6%		
2013	41,7%	43,5%	44,1%	45,1%
2012	41,1%	42,3%	42,2%	44,7%

Colombia

Credit Card Loan Portfolio (MM COP)

	Q1	Q2	Q3	Q4
2014	594.024	596.267		

% Sales With Credit Cards Over Total Sales

Supermarkets	Q1	Q2	Q3	Q4
2014	10,6%	11,9%		

% Sales With Credit Cards Over Total Sales

Home Improvement	Q1	Q2	Q3	Q4
2014	4,6%	5,9%		

Capex

Cencosud's capex related to organic growth (cash for the acquisition of properties, plant and equipment) in 2Q14 was CLP 47,489 million, compared to CLP 94,576 million in 2Q13 in keeping with Cencosud's strategy of focusing on deleveraging and increasing profitability in 2014.

Store Openings

In 2Q14, the Company had 5 net openings. In Chile, Cencosud opened 1 supermarket on April 17th with 1,578 m^2 of selling space. In Argentina, the Company opened one hypermarket store, increasing 5,323 m^2 of selling space. In Brazil, Cencosud had 1 net opening, adding one new supermarket store and 1,468 m^2 of selling space. In Colombia Cencosud opened 2 home improvement stores, one in June 11th and the second one in June 19th, adding 5,102 m^2 and 5,403 m^2 of selling space respectively.

At the end of June 2014, Cencosud operated 1,101 stores and 48 shopping centers.The total increase in selling area in 2Q14 versus 2Q13 was 128,959 m^2, or 3.1%, after taking into account the remodeling of retail stores and shopping centers.

Balance Sheet Summary

Total assets were CLP 10,343 billion, an increase of CLP 278 billion compared to December 31, 2013. Comparing figures of June 2014 pro-forma (including Financial Service Chile), the variation is mainly due to a CLP47billion decrease in current assets and an increase of CLP 325 billion in non-current assets. The decrease in current assets was driven by a decline of CLP 81 billion in *Trade receivables and other receivables*, CLP 18 billion in *Cash and Cash equivalents*, as a result of a seasonal effect (Trade receivables and other receivables have a relevant increase in 4Q due to Christmas, showing an important decrease in 1Q and in a lesser extent a further reduction occurs in 2Q), and a decrease of CLP 13 billion in *Other financial assets current*. This was partially offset by an increase of CLP 68 billion in *Inventory*, explained by higher inventory

21

cencosud | www.cencosud.com

in Argentina, as a result of the company’s strategy in the country to protect against inflation. Additionally, inventory increased in Colombia, Brazil and Peru, mainly as a consequence of the local currency appreciation against the Chilean peso.

Total liabilities increased 1.9% to CLP 5,913 billion, as a result of a CLP 388billion reduction in current liabilities and a CLP 498 billion increase in non-current liabilities following the refinancing of debt totaling USD 770 million during the February- April period in 2014. Cencosud entered into new credit facilities with 10 major banks, with maturities in 2017-2021. These liabilities were previously scheduled to come due in 2014 and 2015. Following the refinancing, Cencosud’s expected debt service payments in 2014 and 2015 are reduced by approximately USD650 million and USD120 million, respectively.

Debt Amortization Schedule (USD million)

1400

1200

1000

800

600

400

200

0

413 256 269 611 340 343 73 828 72 1273 90 108 109 93 250 44 16 98

2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031

Indebtedness

Historically the main financing sources for the company have been domestic and international capital markets, both debt and equity and bank loans. As of June 30,2014, financial liabilities (not considering liabilities form Cencosud’s banking activities) reached CLP 3,018,103 million, an increase of 9.9% compared to December 31, 2013.

As of June 30, 2014, net financial debt, (not considering Cencosud’s banking activities) was CLP 2.704.684million up from CLP 2.457.125 million as of December 31, 2013.

Financial Ratios22

(in times) June 14 Dec-13

Financial Debt / Ebitda 3.59 3.40

Financial Expense Ratio 3.20 3.02

Financial Debt / Equity 0.62 0.58

Total Liabilities / Equity 1.29 1.32

Current Assets / Current Liabilities 0.91 0.82

Please note:

These financial ratios do not necessarily represent financial covenants associated to debt contracts and Bonds, and these are displayed for information purposes only.

22The financial indicators set out do not mean they are 100% associated to financial covenants of our debt agreements and bonds. According to our debt agreements the company does not consider assets and liabilities of the banking operations.

cencosud | www.cencosud.com

- The ratios shown above do not include the assets and liabilities of Cencosud banking activities; therefore the assets and liabilities from banking activities are not considered in the Company's financial covenants.

The Company's liquidity measured by the current ratio improved from a 0.82 times as of December 31, 2013 to 0.93times as of June 30, 2014, with an acid test of 0.47 times as of June 30, 2014.

Interest rate risk

As of June 30, 2014, including the cross currency swaps, 52% of the financial debt of the Company was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, 99% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company's hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Currency Hedges

In the countries in which Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company's debt is denominated in Chilean pesos. As of June 30, 2014, roughly 44% of consolidated financial debt was denominated in US dollars; of the total financial debt in dollars, 75.8% was covered using Cross Currency Swaps or other Exchange rate hedges. The policy of the Company consists in covering the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency through market instruments designed for such purposes. With respect to the latter, considering the effect of exchange rate hedging (Cross Currency Swaps), the Company's exposure to the US dollar was 11% of the total debt of the Company as of June 30, 2014.


Debt Breakdown by Currency
(Includes CCS)
$ USD R$ S./ ARS COL
73%
11%
6%
4%
1%
5%


Debt Breakdown by Interest Rate
(Includes CCS)
Fixed Variable
52%
48%

Cash Flow Summary

as of June 30 2014 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	47.138	-49.926	-65.640	-68.429
Shopping Centers	38.179	-19.737	-8.375	10.068
Home Improvement	-6.138	-10.812	12.855	-4.095
Department Stores	33.597	-6.014	-13.226	14.357
Financial Service	124	-49.047	52.460	3.538
Others	-66.307	-2.678	87.026	18.041
Consolidated	46.593	-138.213	65.100	-26.520

as of June 30 2013 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	58.705	-148.979	9.793	-80.480
Shopping Centers	22.297	-37.665	13.659	-1.709
Home Improvement	2.273	-10.753	-687	-9.167
Department Stores	25.499	-7.632	-35.980	-18.113
Financial Service	1.452	-62	-16.209	-14.819
Others	-39.847	35.029	5.633	814
Consolidated	70.379	-170.062	-23.791	-123.474

23

cencosud | www.cencosud.com

Cash Flow for the six months ended June 30, 2014 compared to the six months ended June 30, 2013

Taking into account cash flow from operations, cash flow from financing activities and cash used in investing activities, Cencosud had negative net cash flow of CLP 26,520 million for the 6 months ended June 30, 2014 compared to a negative net cash flow of CLP 123,474 million for the 6 months ended June 30, 2013.

Operating activities: Net cash flow from operations decreased to CLP 46,593 million for the 6 months ended June 30, 2014 from CLP 70,379 million for the 6 months ended June 30, 2013. The change was primarily due to:

Supermarkets: Net cash flow from supermarket operations decreased to CLP 47,138 million for the 6 months ended June 30, 2014 from 58,705 million for the 6 months ended June 30, 2013. The variation was primarily due to higher payments to suppliers for goods and services, and a lower EBITDA contribution compared to the same period in 2013 due to Brazil’s results.

Home Improvement: Net cash flow from home improvement operations decreased to CLP (6,138) million for the 6 months ended June 30, 2014 from CLP 2,273 million for the 6 months ended June 30, 2013. The variation was mainly due to lower cash flow from Argentina and Chile, partially offset by higher cash flow Colombia.

Department Stores: Net cash flow from department store operations increased to CLP 33,597 million for the 6 months ended June 30, 2014 from CLP 25,499 million for the 6 months ended June 30, 2013. The variation was primarily due to the growth of Peruvian operations which posted increased revenues as a result of a 6 store operation as of June 2014 vs. 3 store operation as of June 2013.

Shopping Centers: Net cash flow from shopping center operations increased to CLP 38,179 million for the 6 months ended June 30, 2014 from CLP 22,297 million for the 6 months ended June 30, 2013. The variation was primarily due to lower operating expenses as a result of the company’s efforts in reducing expenses and increasing profitability.

Financial Services: Net cash flow from financial service operations decreased to CLP 124 million for the 6 months ended June 30, 2014 from CLP (1,452) million for the 6 months ended June 30, 2013 due to the financing of portfolio growth in Argentina and Peru during the period.

Investing Activities: Net cash flow from investing activities amounted to CLP (138,213) million for the 6 months ended in June 30, 2014 from CLP (170,062) million for the 6 months ended June 30, 2013. This change was mainly due to:

Supermarkets: net cash flow from supermarket investing activities amounted to CLP (49,926) million for the 6 months ended as of June 30, 2014 from CLP (148,979) million for the 6 months ended June 30, 2013. The variation was primarily due to lower investment in Property, Plant and Equipment in Brazil, Chile and Peru, partially offset by higher investments in Colombia.

Home Improvement: net cash flow from home improvement investing activities amounted to CLP (10,812) million for the 6 months ended June 30, 2014 from CLP (10,752) million for the 6 months ended June 30, 2013. The variation was primarily due to higher organic growth in the region (8 net openings), especially Colombia, partially offset by lower need of investment in Chile.

Department Stores: net cash flow from department store investing activities amounted to CLP (6,014) million for the 6 months ended June 30, 2014 from CLP (7,632) million for the 6 months ended June 30, 2013. The variation was primarily because of higher investments in Properties, Plant and Equipment in Peru.

Shopping Centers: net cash flow from shopping center investing activities amounted to CLP (19,737) million for the 6 months ended June 30, 2014 from CLP (37,665) million for the 6 months ended June 30, 2013. The variation was primarily due to lower investments for the remodeling of our shopping centers.

www.cencosud.com

- Financial Services: net cash flow from financial services investing activities amounted to CLP (49,047) million for the 6 months ended June 30, 2014 from CLP (62) million for the 6 months ended June 30, 2013, due to lower investments of excess cash flow in Mutual Funds.

Financing Activities: net cash flows from financing activities increased to CLP 65,100 million from CLP (23,791) million, for the 6 months ended June 30, 2013. Thischangewasprimarily due to:

- Supermarkets: net cash flows from supermarket financing activities amounted to CLP (65,640) million for the 6 months ended June 30, 2014 from CLP 9,793 million for the 6 months ended June 30, 2013. The variation was related to lower inflows from loans as a consequence of reduced capex and lower outflows for the payment of loans due to the refinancing of debt to improve liquidity.
- Home Improvement: net cash flows from home improvement financing activities increased to CLP 12,855 million for the 6 months ended June 30, 2014 from CLP (687) million for the 6 months ended June 30, 2013 due to higher financing needs in Argentina and Colombia. In Argentina this was a consequence of higher working capital needs. In Colombia, this was tied to higher working capital in addition to increased capex for the opening of 4 new stores. Overall this was partially offset by lower financing required in Chile.
- Department Stores: net cash flows from department store financing activities decreased to CLP (13,226) million for the 6 months ended June 30, 2014 from CLP (35,980) million for the 6 months ended June 30, 2013. This was due to the growth of Paris growth in Peru.
- Shopping Centers: net cash flows from shopping center financing activities decreased to CLP (8,375) million for the 6 months ended June 30, 2014 from CLP 13,659 million for the 6 months ended June 30, 2013 due to increased debt repayments.
- Financial Services: net cash flows from financial service financing activities increased to CLP 52,460 million for the 6 months ended June 30, 2014 from CLP (16,209) million for the six months ended June 30, 2013 due to portfolio growth in Peru and Argentina.

Working Capital Ratios[23]

(days)	2Q 2014	2Q 2013	Δ
Average period of receivables [1]			
Supermarkets	10,7	14,3	-3,6
Home Improvement	14,3	18,3	-4,0
Department Store	12,7	11,8	0,9
Shopping Centers	39,3	36,8	2,5
Average period of payables			
Supermarkets	51,1	44,7	6,5
Home Improvement	62,1	48,2	13,9
Department Store	80,9	49,3	31,6
Shopping Centers	39,5	41,1	-1,6
Financial Retail	30,6	35,5	-4,9
Inventory turnover			
Supermarkets	44,2	44,6	-0,4
Home Improvement	110,2	103,1	7,1
Department Store	12,7	11,8	0,9

Days Receivable:

- Supermarkets: Days receivable of the supermarket division decreased 3.6 days for 2Q14 compared with 2Q13, with lower days receivable in all countries.

[23] The ratio average period of payables costs and expenses of merchandise are included. The Inventory ratio considers cost of merchandise of retail businesses: supermarkets, home improvement and department stores.

25

cencosud | www.cencosud.com

Home Improvement: Days receivable of the home improvement division decreased 4.0 days for 2Q14 compared with the end of June 2013, due to a decrease of 6.4 days in Chile and a decrease of 4.4 days in Colombia.

Department Store: Days receivable of the department store division decreased 0.9 days due to a decrease of 1.9 days receivable in Chile, partially offset by higher days receivable in the Department Store operation in Peru.

Shopping Center: Days receivable of the shopping center division increased 2.5 days after an increase in days receivable in Peru and Colombia, partially offset by a decrease in Chile and Argentina.

Average period of payables:

Supermarkets: Days payable of the Supermarket division increased 6.5 days for the 2Q14 compared with 2Q13, due to an increase of 20.8 days in Chile, 1.2 days in Argentina and 2.0 days in Colombia, partially offset by a decrease of 3.5 days in Peru.

Home Improvement: Days payable increased 13.9 days for the 2Q13 compared with 2Q14, due to an increase of 27.1 days in Chile and 6.7 days in Argentina, partially offset by a reduction of 0.8 days in Colombia.

Department Store: Days payable of the Department Store division increased 31.6 days after an increase of 33.5 days in Chile, partially offset by a drop of 7.7 days in Peru.

Shopping Center: Days payable of the Shopping Center division decreased 1.6 days to 39.5 days in 2Q14 from 41.1 days in 2Q13, due to a reduction of 7.7 days payable in Argentina, partially offset by an increase of 7.2 days in Chile and 9.1 days in Peru.

Financial Retail: Days payable of the Financial Service division decreased 4.9 days for the 2Q14 versus 2Q13, due to a reduction of 15.6 days in Argentina partially offset by a slight increase in Chile.

Inventory turnover:

Supermarkets: Days inventory from supermarkets decreased from 44.6 days in June 2013 to 44.2 days in 2Q14, due to higher inventory turnover in Colombia and Peru.

Home Improvement: Days inventory from home improvement increased from 103.1 days in June 2013 to 110.2 days in 2Q14, due to a decrease in Chile, Argentina and Colombia.

Department Store: Days inventory from department store division increased 0.9 days due to a decrease in Chile partially offset by an increase in Peru related to the start-up of operations.

Forward Looking Statements

This earnings release contains forward-looking statements. The Company desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. These forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii)

cencosud | www.cencosud.com

the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company's operations; (x) the Company's inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company's ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric "Risk Factors" as well as other risks included in the Company's other filings and submissions with the United States Securities and Exchange Commission. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this earnings release might not occur, and the Company's future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this earnings release relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Operating Data by Business Segment and Country

	N° stores		Total Selling Space (sq²)		Average selling space per store (sq²)	
	2Q 2014	2Q 2013	2Q 2014	2Q 2013	2Q 2014	2Q 2013
Chile	227	221	550.969	535.151	2.427	2.421
Argentina	290	290	523.687	517.981	1.806	1.786
Brazil	222	211	598.214	571.177	2.695	2.707
Peru	87	87	261.700	261.035	3.008	3.000
Colombia	100	96	429.683	416.699	4.297	4.341
Supermarkets	**926**	**905**	**2.364.252**	**2.302.043**	**2.553**	**2.544**
Chile	32	31	307.853	299.806	9.620	9.671
Argentina	50	47	383.786	369.067	7.676	7.852
Colombia	9	5	75.732	45.260	8.415	9.052
Home Improvement	**91**	**83**	**767.371**	**714.133**	**8.433**	**8.604**
Chile	78	78	372.698	374.345	4.778	4.799
Peru	6	3	31.990	16.831	5.332	0
Department Store	**84**	**81**	**404.688**	**391.176**	**4.818**	**4.829**
Chile	25	25	412.418	412.418	16.497	16.497
Argentina	18	18	241.410	241.410	13.412	13.412
Peru	3	3	58.388	58.388	19.463	19.463
Colombia	2	2	14.514	14.514	7.257	0
Shopping Centers	**48**	**48**	**726.730**	**726.730**	**15.140**	**15.140**
TOTAL	**1.149**	**1.117**	**4.263.041**	**4.134.082**	**3.710**	**3.701**

figures in CLP MM	Average sales per store		Sales per square meter	
	2Q 2014	2Q 2013	2Q 2014	2Q 2013
Chile	2.505	2.403	1,03	0,99
Argentina	1.468	1.475	0,81	0,83
Brazil	2.404	2.403	0,89	0,89
Peru	2.308	2.028	0,77	0,68

27

cencosud | www.cencosud.com

Colombia	2.539	2.376	0,59	0,55
Supermarket	**2.141**	**2.066**	**0,84**	**0,81**
Chile	3.529	3.477	0,37	0,36
Argentina	3.026	3.365	0,39	0,43
Colombia	1.797	2.120	0,21	0,23
Home Improvement	**3.081**	**3.332**	**0,37**	**0,39**
Chile	3.024	2.930	0,63	0,61
Peru	1.456		0,27	
Department Store	**2.912**	**2.848**	**0,60**	**0,59**
Chile	1.156	1.151	0,07	0,07
Argentina	876	955	0,07	0,07
Peru	1.388	1.210	0,07	0,06
Colombia	1.269		0,17	
Shopping Center	**1.070**	**1.069**	**0,07**	**0,07**

SELECTED FINANCIAL DATA BY BUSINESS SEGMENT AND COUNTRY

(In millions of Chilean pesos as of June 30th, 2014)

	Second Quarter			Six-Month, ended June 30th		
	2014 CLP MM	2013 CLP MM	Δ %	2014 CLP MM	2013 CLP MM	Δ %
Chile	568.634	530.958	7,1%	1.108.783	1.056.266	5,0%
Argentina	425.746	427.621	-0,4%	844.195	850.325	-0,7%
Brazil	533.718	506.965	5,3%	1.059.564	1.014.483	4,4%
Peru	200.758	176.412	13,8%	394.633	354.623	11,3%
Colombia	253.852	228.084	11,3%	481.743	456.570	5,5%
Supermarkets	**1.982.708**	**1.870.040**	**6,0%**	**3.888.918**	**3.732.267**	**4,2%**
Chile	112.926	107.791	4,8%	232.546	222.640	4,4%
Argentina	151.301	158.176	-4,3%	308.972	312.506	-1,1%
Colombia	16.173	10.600	52,6%	31.165	20.661	50,8%
Home Improvement	**280.400**	**276.567**	**1,4%**	**572.683**	**555.807**	**3,0%**
Chile	235.847	228.564	3,2%	443.179	433.958	2,1%
Peru	8.739	2.152	306,0%	15.474	2.300	572,8%
Department Stores	**244.585**	**230.716**	**6,0%**	**458.653**	**436.259**	**5,1%**
Chile	28.892	28.773	0,4%	56.385	53.688	5,0%
Argentina	15.762	17.190	-8,3%	30.672	31.878	-3,8%
Peru	4.164	3.629	14,7%	7.921	7.034	12,6%
Colombia	2.539	1.731	46,6%	4.886	4.208	16,1%
Shopping Centers	**51.357**	**51.323**	**0,1%**	**99.864**	**96.808**	**3,2%**
Chile	55.630	55.293	0,6%	104.933	108.930	-3,7%
Argentina	14.207	10.837	31,1%	27.046	21.837	23,9%
Brazil	990	1.038	-4,6%	1.526	2.265	-32,6%
Peru	10.901	5.819	87,3%	19.855	10.491	89,3%
Colombia	2.126	1.692	25,6%	4.032	2.963	36,0%
Financial Service	**83.854**	**74.678**	**12,3%**	**157.391**	**146.486**	**7,4%**
Chile	-57.534	-55.283	4,1%	-106.548	-109.014	-2,3%
Argentina	2.037	4.826	-57,8%	6.685	9.231	-27,6%
Peru	401	10	4041,8%	404	52	683,5%
Colombia	-1.637	0	N.A.	-2.853	0	N.A.
Other	**-56.733**	**-50.447**	**12,5%**	**-102.313**	**-99.731**	**2,6%**
D.O.	**56.829**	**55.130**	**3,1%**	**105.960**	**108.552**	**-2,4%**
TOTAL REVENUES	**2.643.000**	**2.508.008**	**5,4%**	**5.181.156**	**4.976.447**	**4,1%**
Chile	-432.321	-398.048	8,6%	-841.537	-794.236	6,0%
Argentina	-293.698	-301.639	-2,6%	-581.914	-597.906	-2,7%
Brazil	-431.415	-393.597	9,6%	-852.637	-788.474	8,1%
Peru	-152.792	-136.945	11,6%	-303.908	-274.053	10,9%
Colombia	-204.966	-182.981	12,0%	-388.430	-366.285	6,0%
Supermarkets	**-1.515.192**	**-1.413.211**	**7,2%**	**-2.968.426**	**-2.820.955**	**5,2%**
Chile	-82.413	-79.206	4,0%	-169.605	-163.222	3,9%
Argentina	-89.998	-102.730	-12,4%	-180.439	-200.252	-9,9%

28

cencosud | www.cencosud.com

Colombia	-12.323	-7.920	55,6%	-23.314	-15.461	50,8%
Home Improvement	**-184.734**	**-189.856**	**-2,7%**	**-373.359**	**-378.935**	**-1,5%**
Chile	-174.536	-158.973	9,8%	-329.043	-308.703	6,6%
Peru	-7.708	-1.479	421,1%	-13.942	-1.774	686,0%
Department Stores	**-182.244**	**-160.452**	**13,6%**	**-342.985**	**-310.477**	**10,5%**
Chile	-1.266	-1.800	-29,7%	-2.750	-4.040	-31,9%
Argentina	-4.043	-3.681	9,8%	-7.036	-6.740	4,4%
Peru	-460	-621	-25,9%	-525	-1.389	-62,2%
Colombia	-111	-85	30,2%	-177	-172	2,6%
Shopping Centers	**-5.879**	**-6.187**	**-5,0%**	**-10.488**	**-12.341**	**-15,0%**
Chile	-13.308	-15.112	-11,9%	-28.932	-35.620	-18,8%
Argentina	-1.645	-2.248	-26,8%	-5.817	-5.380	8,1%
Peru	-7.055	-3.330	111,9%	-10.331	-5.601	84,4%
Financial Service	**-22.008**	**-20.689**	**6,4%**	**-45.079**	**-46.601**	**-3,3%**
Chile	14.431	14.824	-2,7%	29.797	35.078	-15,1%
Argentina	-1.117	-1.253	-10,9%	-1.375	-1.654	-16,9%
Peru	145	-39	-473,1%	142	-55	-358,1%
Other	**13.459**	**13.532**	**-0,5%**	**28.564**	**33.369**	**-14,4%**
D.O.	**-14.519**	**-14.980**	**-3,1%**	**-30.028**	**-35.363**	**-15,1%**
COST OF SALES	**-1.911.118**	**-1.791.842**	**6,7%**	**-3.741.800**	**-3.571.301**	**4,8%**
Chile	136.312	132.910	2,6%	267.246	262.030	2,0%
Argentina	132.048	125.983	4,8%	262.281	252.419	3,9%
Brazil	102.303	113.368	-9,8%	206.927	226.009	-8,4%
Peru	47.966	39.466	21,5%	90.725	80.570	12,6%
Colombia	48.887	45.103	8,4%	93.313	90.285	3,4%
Supermarkets	**467.515**	**456.830**	**2,3%**	**920.492**	**911.312**	**1,0%**
Chile	30.513	28.585	6,7%	62.940	59.418	5,9%
Argentina	61.303	55.445	10,6%	128.533	112.254	14,5%
Colombia	3.850	2.680	43,6%	7.851	5.200	51,0%
Home Improvement	**95.666**	**86.711**	**10,3%**	**199.324**	**176.872**	**12,7%**
Chile	61.310	69.592	-11,9%	114.136	125.256	-8,9%
Peru	1.031	673	53,1%	1.532	526	191,1%
Department Stores	**62.341**	**70.265**	**-11,3%**	**115.668**	**125.782**	**-8,0%**
Chile	27.626	26.972	2,4%	53.635	49.648	8,0%
Argentina	11.720	13.509	-13,2%	23.636	25.138	-6,0%
Peru	3.705	3.008	23,1%	7.396	5.645	31,0%
Colombia	2.428	1.647	47,5%	4.710	4.036	16,7%
Shopping Centers	**45.478**	**45.136**	**0,8%**	**89.376**	**84.467**	**5,8%**
Chile	42.321	40.181	5,3%	76.002	73.310	3,7%
Argentina	12.562	8.589	46,3%	21.229	16.457	29,0%
Brazil	990	1.038	-4,6%	1.526	2.265	-32,6%
Peru	3.846	2.489	54,5%	9.525	4.890	94,8%
Colombia	2.126	1.692	25,6%	4.032	2.963	36,0%
Financial Service	**61.846**	**53.989**	**14,6%**	**112.313**	**99.885**	**12,4%**
Chile	-43.103	-40.458	6,5%	-76.751	-73.936	3,8%
Argentina	920	3.573	-74,3%	5.310	7.577	-29,9%
Peru	546	-29	N.A.	545	-3	N.A.
Colombia	-1.637	0	N.A.	-2.853		N.A.
Other	**-43.274**	**-36.914**	**17,2%**	**-73.749**	**-66.362**	**11,1%**
D.O.	**42.309**	**40.150**	**5,4%**	**75.933**	**73.189**	**3,7%**
GROSS MARGIN	**731.882**	**716.166**	**2,2%**	**1.439.356**	**1.405.145**	**2,4%**
Supermarkets	-422.828	-407.614	3,7%	-807.587	-790.546	2,2%
Shopping Centers	-5.580	-7.346	-24,0%	-13.803	-16.100	-14,3%
Home Improvement	-76.440	-75.915	0,7%	-148.000	-145.265	1,9%
Department Stores	-61.806	-58.586	5,5%	-120.809	-116.383	3,8%
Financial Service	-34.082	-25.178	35,4%	-53.501	-69.498	-23,0%
Others	-19.077	-16.454	15,9%	-39.287	-14.014	180,3%
D.O.	-22.829	-16.895	35,1%	-34.656	-53.732	-35,5%
SG&A	**-642.642**	**-607.988**	**5,7%**	**-1.217.643**	**-1.205.537**	**1,0%**
Supermarkets	47.626	52.150	-8,7%	117.869	126.771	-7,0%

29

cencosud | www.cencosud.com

Shopping Centers	34.880	41.634	-16,2%	77.323	85.917	-10,0%
Home Improvement	19.618	10.893	80,1%	51.772	31.744	63,1%
Department Stores	956	11.722	-91,8%	-3.176	9.478	N.A.
Financial Service	27.767	28.789	-3,6%	58.913	30.381	93,9%
Others	-44.545	-56.140	-20,7%	-103.761	-74.178	39,9%
D.O.	19.510	23.089	-15,5%	41.397	19.433	113,0%
OPERATING RESULT	**105.813**	**112.138**	**-5,6%**	**240.337**	**229.547**	**4,7%**
Supermarkets	80.666	84.503	-4,5%	182.449	189.887	-3,9%
Shopping Centers	37.811	43.942	-14,0%	82.584	90.563	-8,8%
Home Improvement	24.565	15.737	56,1%	61.480	41.346	48,7%
Department Stores	7.317	17.974	-59,3%	9.553	21.622	-55,8%
Financial Service	28.787	29.831	-3,5%	60.961	32.388	88,2%
Others	-57.758	-73.707	-21,6%	-129.197	-94.497	36,7%
D.O.	18.567	16.229	14,4%	33.648	14.549	131,3%
EBITDA	**139.956**	**134.508**	**4,1%**	**301.478**	**295.859**	**1,9%**
Supermarkets	80.666	84.503	-4,5%	182.449	189.887	-3,9%
Shopping Centers	42.882	40.067	7,0%	80.945	73.060	10,8%
Home Improvement	24.565	15.737	56,1%	61.480	41.346	48,7%
Department Stores	7.317	17.974	-59,3%	9.553	21.622	-55,8%
Financial Service	28.787	29.831	-3,5%	60.961	32.388	88,2%
Others	-42.702	-52.467	-18,6%	-98.712	-66.749	47,9%
D.O.	20.626	23.710	-13,0%	42.513	20.648	105,9%
ADJUSTED EBITDA	**162.141**	**159.355**	**1,7%**	**339.189**	**312.203**	**8,6%**

CONSOLIDATED INCOME DATA

(In millions of Chilean pesos as of June 30th, 2014)

	Second Quarter			Six-Month, ended June 30th		
	2014 CLP MM	2013 CLP MM	Δ%	2014 CLP MM	2013 CLP MM	Δ%
Net revenues	2.586.171	2.452.878	**5,4%**	5.075.196	4.867.895	**4,3%**
Cost of sales	-1.896.599	-1.776.862	6,7%	-3.711.772	-3.535.939	5,0%
Gross profit	**689.573**	**676.016**	**2,0%**	**1.363.423**	**1.331.956**	**2,4%**
Selling and administrative expenses	-619.813	-591.092	4,9%	-1.182.987	-1.151.806	2,7%
Other income by function	-390	7.036	N.A.	8.804	23.890	-63,1%
Other gain (Losses)	16.933	-2.910	N.A.	9.700	6.074	59,7%
Operating income	**86.303**	**89.049**	**-3,1%**	**198.940**	**210.114**	**-5,3%**
Participation in profit or loss of equity method associates	573	1.412	-59,4%	1.883	2.769	-32,0%
Net Financial Income	-48.727	-47.198	3,2%	-101.781	-107.857	-5,6%
Income (loss) from foreign exchange variations	-3.241	-20.319	-84,1%	-8.345	-24.189	-65,5%
Result of indexation units	-11.815	-921	1182,5%	-22.140	-3.559	522,1%
Non-operating income (loss)	**-63.210**	**-67.026**	**-5,7%**	**-130.383**	**-132.835**	**-1,8%**
Income before income taxes	**23.093**	**22.023**	**4,9%**	**68.557**	**77.278**	**-11,3%**
Income taxes	-3.913	-19.686	-80,1%	-18.123	-46.752	-61,2%
Profit (Loss) from continued operations	19.180	2.337	720,7%	50.434	30.526	65,2%
Profit (Loss) from discontinued operations	5.836	6.109	-4,5%	11.095	-1.875	N.A.
Profit (Loss)	**25.017**	**8.446**	**196,2%**	**61.529**	**28.651**	**114,8%**
Profit (Loss) attributable to Equity Holders of Parent	24.542	7.976	207,7%	60.334	28.039	115,2%
Profit (Loss) attributable to Minority Interest	475	470	1,2%	1.195	612	95,2%
Net income per share	8,7	3,0	190,3%	21,3	10,5	103,0%
Average number of shares outstanding (in millions)	2.829	2.669	6,0%	2.829	2.669	6,0%
Other Financial Information						
Organic Capex	47.489	94.576	-49,8%	98.906	192.069	-48,5%
Acquisitions	0	0	N.A.	0	0	N.A.
Depreciation	45.716	45.368	0,8%	89.351	89.617	-0,3%

30

cencosud | www.cencosud.com

Amortization	3.853	3.691	4,4%	8.141	6.557	24,1%
Revaluation of Assets	-5.070	3.875	N.A.	1.639	17.504	-90,6%

CONSOLIDATED BALANCE SHEET

(In millions of Chilean pesos as of June30, 2014)

	Jun-14 MM Ch$	Dec 2013 MM Ch$	Variation	%
Cash and cash equivalents	151.938	171.712	-19.774	-11,5%
Other financial assets, current	29.784	49.584	-19.800	-39,9%
Other non-financial assets, current	16.547	11.605	4.941	42,6%
Trade receivables and other receivables	643.074	1.133.448	-490.373	-43,3%
Receivables from related entities, current	879	432	446	103,2%
Inventory	1.113.167	1.044.907	68.260	6,5%
Current tax assets	12.712	22.797	-10.086	-44,2%
Total current assets other from non-current assets classified as held for sale	**1.968.100**	**2.434.485**	**-466.385**	**-19,2%**
Non-current assets classified as held for sale	766.334	-	766.334	N.A.
TOTAL CURRENT ASSETS	**2.734.434**	**2.434.485**	**299.949**	**12,3%**
Other financial assets, non-current	163.771	92.405	71.366	77,2%
Other non-financial assets, non-current	37.047	38.263	-1.216	-3,2%
Trade receivable and other receivables, non-current	35.327	155.840	-120.513	-77,3%
Equity method investment	50.110	49.942	168	0,3%
Intangible assets other than goodwill	404.816	571.622	-166.806	-29,2%
Goodwill	1.823.871	1.696.041	127.830	7,5%
Property, plant and equipment	3.111.293	3.101.884	9.410	0,3%
Investment property	1.563.984	1.568.432	-4.448	-0,3%
Current Tax assets, non-current	56.061	53.727	2.334	4,3%
Deferred income tax assets	362.337	302.594	59.743	19,7%
TOTAL NON-CURRENT ASSETS	**7.608.616**	**7.630.749**	**-22.133**	**-0,3%**
TOTAL ASSETS	**10.343.050**	**10.065.234**	**277.816**	**2,8%**

	Jun-14 MM Ch$	Dec 2013 MM Ch$	Variation	%
Other financial liabilities, current	419.137	739.106	-319.969	-43,3%
Trade payables and other payables	1.720.737	1.957.993	-237.257	-12,1%
Payables to related entities, current	904	556	348	62,5%
Provisions and other liabilities	39.472	46.406	-6.935	-14,9%
Current income tax liabilities	43.284	63.131	-19.848	-31,4%
Current provision for employee benefits	87.706	96.697	-8.991	-9,3%
Other non-financial liabilities, current	41.729	47.809	-6.079	-12,7%
Total liabilities included in group of assets classified as held for sale	**2.352.968**	**2.951.699**	**-598.731**	**-20,3%**
Liabilities included in groups of assets classified as held for sale	250.659	-	250.659	N.A.
TOTAL CURRENT LIABILITIES	**2.603.628**	**2.951.699**	**-348.071**	**-11,8%**
Other financial liabilities	2.605.302	2.218.035	387.267	17,5%
Trade accounts payable	17.849	8.955	8.895	99,3%
Provisions and other liabilities	33.465	-	33.465	N.A.
Deferred income tax liabilities	101.676	88.223	13.454	15,2%
Current tax liabilities	482.235	471.481	10.754	N.A.
Other non-financial liabilities, non-current	69.285	65.475	3.811	5,8%
TOTAL NON-CURRENT LIABILITIES	**3.309.813**	**2.852.168**	**457.645**	**16,0%**
TOTAL LIABILITIES	**5.913.441**	**5.803.867**	**109.573**	**1,9%**
Paid-in Capital	2.321.381	2.321.381	-	0,0%
Retained earnings (accumulated losses)	2.080.239	2.049.483	30.756	1,5%
Issuance premium	526.633	526.633	-	0,0%
Other reserves	-500.041	-636.231	136.190	-21,4%
Net equity attributable to controlling shareholders	**4.428.213**	**4.261.267**	**166.946**	**3,9%**
Non-controlling interest	1.397	100	1.297	1295,8%
TOTAL NET EQUITY	**4.429.610**	**4.261.367**	**168.243**	**3,9%**
TOTAL NET EQUITY AND LIABILITIES	**10.343.050**	**10.065.234**	**277.816**	**2,8%**

31

cencosud | www.cencosud.com

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA, These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company' results of operations from management's perspective, Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS,

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below, We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance,

We believe EBIT, EBITDA and Adjusted EBITDA are an important supplemental measure of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures, We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results,

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock,

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools, For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us, Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us,

We believe that the presentation of the non-IFRS measures described above is appropriate, However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS, Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementally, In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	2014 CLP MM	2013 CLP MM	Δ %	2014 CLP MM	2013 CLP MM	Δ %
Profit (Loss)	24.373	2.337	942,9%	55.627	30.526	82,23%
Profit (loss) from discontinued operations	5.836	6.109	-4,5%	11.095	-1.875	-691,8%
Net Financial Costs	48.051	47.198	1,8%	101.105	107.857	-6,26%
Net financial costs from discontinued operations	10.159	7.937	28,0%	18.664	15.673	19,1%
Result from Indexation Units	11.815	921	1182,5%	22.140	3.559	522,14%
Result from Indexation Units from discontinued operations	1.759	-120	-1568,5%	3.025	85	3445,1%

32

cencosud | www.cencosud.com

Result from Exchange Variations	3.241	20.319	-84,1%	8.345	24.189	-65,50%
Result from Exchange Variations from discontinued operations	300	7.601	-96,1%	5.839	6.014	-2,9%
Income taxes	6.660	19.686	-66,2%	20.870	46.752	-55,36%
Income taxes from discontinued operations	1.457	1.563	-6,8%	2.774	-464	-697,5%
Depreciation & Amortization	49.569	49.058	1,0%	97.492	96.175	1,37%
Depreciation & Amortization from discontinued operations	1.115	620	79,8%	1.115	1.215	-8,3%
Revaluation of Investment Properties	5.070	-3.875	-230,8%	-1.639	-17.504	-90,64%
Adjusted EBITDA	**169.405**	**159.355**	**6,3%**	**346.453**	**312.203**	**10,97%**

PROFORMA

Profit (Loss)	**30.209**	**8.446**	**257,7%**	**66.722**	**28.651**	**132,9%**
Net Financial Costs	58.210	55.135	5,6%	119.769	123.530	-3,0%
Result from Indexation Units	13.574	802	1593,5%	25.166	3.644	590,6%
Result from Exchange Variations	3.540	27.920	-87,3%	14.184	30.203	-53,0%
Income taxes	8.117	21.249	-61,8%	23.644	46.288	-48,9%
Depreciation & Amortization	50.684	49.678	2,0%	98.607	97.390	1,2%
Revaluation of Investment Properties	5.070	-3.875	-230,8%	-1.639	-17.504	-90,6%
Adjusted EBITDA	**169.405**	**159.355**	**6,3%**	**346.453**	**312.203**	**11,0%**

33

cencosud | www.cencosud.com

Quarter ended June 30, 2014 (in millions of CLP)

Information by Segment	Superm.	Shopp.	HI	DS	FS	Others	Conso.	D.O.	Pro-forma
Net Income	**54.257**	**36.086**	**19.618**	**956**	**27.767**	**-114.312**	**24.373**	**5.836**	**30.209**
Financial Expense (net)	0	0	0	0	0	48.051	48.051	10.159	58.210
Income Tax Charge	0	0	0	0	0	6.660	6.660	1.457	8.117
EBIT	**54.257**	**36.086**	**19.618**	**956**	**27.767**	**-59.601**	**79.084**	**17.452**	**96.537**
Depreciation and Amortization	33.673	1.725	4.947	6.361	1.020	1.843	49.569	1.115	50.684
EBITDA	**87.931**	**37.811**	**24.565**	**7.317**	**28.787**	**-57.758**	**128.653**	**18.567**	**147.221**
Exchange differences	0	0	0	0	0	3.241	3.241	300	3.540
Revaluation of Investment Properties	0	5.070	0	0	0	0	5.070	0	5.070
(Losses) gains from indexation	0	0	0	0	0	11.815	11.815	1.759	13.574
Adjusted EBITDA	**87.931**	**42.882**	**24.565**	**7.317**	**28.787**	**-42.702**	**148.779**	**20.626**	**169.405**

Six-month ended June 30, 2014 (in millions of CLP)

Information by Segment	Superm.	Shopp.	HI	DS	FS	Others	Conso.	D.O.	Pro-forma
Net Income	**124.544**	**79.795**	**51.772**	**-3.176**	**58.913**	**-256.221**	**55.627**	**11.095**	**66.722**
Financial Expense (net)	0	0	0	0	0	101.105	101.105	18.664	119.769
Income Tax Charge	0	0	0	0	0	20.870	20.870	2.774	23.644
EBIT	**124.544**	**79.795**	**51.772**	**-3.176**	**58.913**	**-134.246**	**177.602**	**32.533**	**210.135**
Depreciation and Amortization	65.170	2.789	9.708	12.729	2.047	5.049	97.492	1.115	98.607
EBITDA	**189.714**	**82.584**	**61.480**	**9.553**	**60.961**	**-129.197**	**275.094**	**33.648**	**308.742**
Exchange differences	0	0	0	0	0	8.345	8.345	5.839	14.184
Revaluation of Investment Properties	0	-1.639	0	0	0	0	-1.639	0	-1.639
(Losses) gains from indexation	0	0	0	0	0	22.140	22.140	3.025	25.166
Adjusted EBITDA	**189.714**	**80.945**	**61.480**	**9.553**	**60.961**	**-98.712**	**303.940**	**42.513**	**346.453**

Quarter ended June 30, 2013 (in millions of CLP)

Information by Segment	Superm.	Shopp.	HI	DS	FS	Others	Conso.	D.O.	Pro-forma
Net Income	**52.214**	**42.983**	**10.893**	**11.722**	**28.791**	**-144.265**	**2.337**	**6.109**	**8.446**
Financial Expense (net)	0	0	0	0	0	47.198	47.198	7.937	55.135
Income Tax Charge	0	0	0	0	0	19.686	19.686	1.563	21.249
EBIT	**52.214**	**42.983**	**10.893**	**11.722**	**28.791**	**-77.381**	**69.221**	**15.609**	**84.830**
Depreciation and Amortization	32.289	960	4.844	6.251	1.040	3.674	49.058	620	49.678
EBITDA	**84.503**	**43.942**	**15.737**	**17.974**	**29.831**	**-73.707**	**118.279**	**16.229**	**134.508**
Exchange differences	0	0	0	0	0	20.319	20.319	7.601	27.920
Revaluation of Investment Properties	0	-3.875	0	0	0	0	-3.875	0	-3.875
(Losses) gains from indexation	0	0	0	0	0	921	921	-120	802
Adjusted EBITDA	**84.503**	**40.067**	**15.737**	**17.974**	**29.831**	**-52.467**	**135.644**	**23.710**	**159.355**

Six-month ended June 30, 2013 (in millions of CLP)

Information by Segment	Superm.	Shopp.	HI	DS	FS	Others	Conso.	D.O.	Pro-forma
Net Income	**126.880**	**88.578**	**31.744**	**9.478**	**30.381**	**-256.535**	**30.526**	**-1.875**	**28.651**
Financial Expense (net)	0	0	0	0	0	107.857	107.857	15.673	123.530
Income Tax Charge	0	0	0	0	0	46.752	46.752	-464	46.288
EBIT	**126.880**	**88.578**	**31.744**	**9.478**	**30.381**	**-101.926**	**185.135**	**13.334**	**198.469**
Depreciation and Amortization	63.007	1.986	9.602	12.144	2.007	7.429	96.175	1.215	97.390
EBITDA	**189.887**	**90.563**	**41.346**	**21.622**	**32.388**	**-94.497**	**281.310**	**14.549**	**295.859**
Exchange differences	0	0	0	0	0	24.189	24.189	6.014	30.203
Revaluation of Investment Properties	0	-17.504	0	0	0	0	-17.504	0	-17.504
(Losses) gains from indexation	0	0	0	0	0	3.559	3.559	85	3.644
Adjusted EBITDA	**189.887**	**73.060**	**41.346**	**21.622**	**32.388**	**-66.749**	**291.554**	**20.648**	**312.203**

34